Exhibit 99.2

BELLATRIX EXPLORATION LTD.

MANAGEMENT INFORMATION CIRCULAR

Annual and Special Meeting of Shareholders

to be held on May 20, 2015

PROXIES

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 20, 2015 at 3:00 p.m. (Calgary time), in the Devonian Room, Calgary Petroleum Club, 319 — 5th Avenue SW, Calgary, Alberta, Canada T2P 0L5, and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular.

The Board of Directors of the Corporation (the “Board”) has fixed the record date for the Meeting as the close of business on April 10, 2015 (the “Record Date”).  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers Common Shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he or she owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Trust Company of Canada, the Corporation’s transfer agent. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation’s transfer agent, Computershare Trust Company of Canada, (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or (iii) by facsimile to (416) 263-9524 or 1-866-249-7775. If you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary time) on May 15, 2015 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at the Record Date.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Shareholder’s Common Shares are to be voted.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own names.  Shareholders who do not hold their Common Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers, on receipt of proxy-related materials that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) (“Broadridge”) in the United States and Canada.  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number to vote the Common Shares held by the Beneficial Shareholder or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver the Beneficial Shareholder’s voting instructions. Broadridge then provides the aggregate voting instructions to Computershare Trust Company of Canada, Bellatrix’s transfer agent and registrar, who tabulates the results and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting or any adjournment(s) thereof. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the Form of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

Notice-and-Access

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings to its Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that we must physically mail to Shareholders by allowing the Corporation to post the Information Circular and related materials online.

In relation to the Meeting, registered Shareholders will receive a paper copy of each of the notice of the meeting, this Information Circular and a form of proxy whereas Beneficial Shareholders will receive only a notice-and-access notification and a voting instruction form.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at the Record Date, 191,957,243 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them is present at the Meeting in person or by proxy, they shall vote as one the Common Shares jointly held by them.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting, except as set forth below:

Name of Shareholder	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly		Percentage of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(5)

Orange Capital, LLC (“Orange Capital”) Orange Capital Master I, Ltd. (“OCMI”) OC Offshore Investments II, SPC — Segregated Portfolio A (“OCOI”) OC Offshore Investments II, SPC — Segregated Portfolio B (“OCOIB”) (collectively, the “Orange Group”)(1)	28,556,263	(3)	14.88%

Name of Shareholder	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly		Percentage of Common Shares Beneficially Owned, or over which Control or Direction is Exercised, Directly or Indirectly(5)

The Baupost Group, L.L.C.(“Baupost”)(2)	21,839,400	(4)	11.38%

Notes:

(1)                                 According to public filings made by Orange Capital, the sole holders of the Common Shares are OCMI, OCOI and OCOIB, of which Orange Capital is the investment advisor and has voting and dispositive power over such Common Shares. By virtue of his role as Managing Member of Orange Capital, Daniel Lewis has control or direction over all of the Common Shares beneficially held by the Orange Group.

(2)                                 According to public filings made by Baupost, Baupost is the managing partner and investment advisor to investment limited partnerships owning the Common Shares identified above and has control of such Common Shares.

(3)                                 The number of Common Shares owned or controlled by Orange Group has been confirmed as of the Record Date.

(4)                                 The number of Common Shares owned or controlled by Baupost is based on public filings made by Baupost on February 10, 2015.

(5)                                 Percentage is based on the Common Shares issued and outstanding as at the Record Date.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing by proxies not less in aggregate than five percent of the votes attached to all issued and outstanding Common Shares. If a quorum is not present at the Meeting, the Shareholder present may adjourn the Meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of twelve members. At the Meeting, Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Meeting at twelve members and to elect twelve directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at twelve members. In addition, management is soliciting proxies in favour of electing each of the following twelve nominees as members of the Board:

Raymond G. Smith
Doug N. Baker
Murray L. Cobbe
John H. Cuthbertson
W.C. (Mickey) Dunn
Melvin M. Hawkrigg
Robert A. Johnson
Daniel Lewis
Keith E. Macdonald
Steven J. Pully
Murray B. Todd
Keith Turnbull

Majority Voting Policy

The Board has adopted a majority voting policy with respect to the election of directors. A copy of the majority voting policy is attached to this Information Circular as Appendix “B”.

Advance Notice By-Law

The Corporation’s Advance Notice By-Law, which was approved by the Shareholders at the annual and special meeting of Shareholders held on May 21, 2014, will apply to nominations of directors at the Meeting. The purpose of the Advance Notice By-Law is to provide Shareholders, the Board and management of the Corporation with a clear framework for director nominations to help ensure orderly business at Shareholder meetings.

Among other things, the Advance Notice By-Law requires that a Shareholder wishing to nominate a candidate for election as a director of the Corporation at an annual meeting of Shareholders must provide notice to the Corporate Secretary of the Corporation not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.  In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law also specifies the information and accompanying documentation that a nominating Shareholder must provide with respect to the nominating Shareholder and the nominee for the notice to be effective. No person nominated by a Shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of the Advance Notice By-law. The Board may, in its sole discretion, waive any requirement of the Advance Notice By-law. A copy of the Advance Notice By-Law is available on the Corporation’s SEDAR profile at www.sedar.com.

Directors Nominees

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2014) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and DSUs (as defined below) beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Raymond G. Smith, P.Eng. Alberta, Canada Age: 67

President and Chief Executive Officer of Bellatrix, and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust), since January 26, 2009. Director of Madalena Ventures Inc. since October 2005. From June 2007 to November 2007 President, CEO and Chairman of Cork Exploration Inc. and Chairman of Cork Exploration Inc. from April 2005 to November 2007; from September 2002 to January 2004, Chairman, President and Chief Executive Officer of Meridian Energy Corporation; and Chairman and Chief Executive Officer of Meridian Energy Corporation from January 2004 to March 2005. Prior thereto, Mr. Smith was President and Chief Executive Officer of Corsair Exploration Ltd.

		April 25, 2005(6)	499,187 Common Shares Nil DSUs

Name, Province/State of Residence and Age	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Doug N. Baker, FCA(1)(4) Alberta, Canada Age: 61

Independent businessman. Mr. Baker currently serves as a director and Chair of the Audit Committee for RMP Energy Inc. and Century Energy Ltd. Served as Chair of the Canadian Institute of Chartered Accountants from 2008 to 2010. Previously a director of Genesis Land Development Corp. from May 2010 to September 2012, Longview Oil Corp. from March 2011 to June 2014, Winstar Resources Ltd. from May 2006 to April 2013 and ATB Financial Ltd. from May 2009 to May 2014.

		April 26, 2007(6)	110,000 Common Shares 73,514 DSUs

Murray L. Cobbe(2)(3) Alberta, Canada Age: 65

Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Pason Systems Inc. since 2001. Director of Secure Energy Services Inc. since 2009.

		September 22, 2006(6)	97,151 Common Shares 73,514 DSUs

John H. Cuthbertson, Q.C.(4) Alberta, Canada Age: 64	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	August 31, 2000(6)	144,472 Common Shares 73,514 DSUs

W.C. (Mickey) Dunn(3)(4) Alberta, Canada Age: 61

Chairman of Bellatrix and prior to November 1, 2009 of True Energy Inc. (as administrator of True Energy Trust); previously director of Precision Drilling Inc. from 1992 to 2013; previously director of The Cash Store Financial Services Inc. from 2003 to 2014; previously director of Vero Energy Inc. from 2006 to 2010; previously President and Chief Executive Officer of Cardium Service and Supply Ltd. and Cardium Tool Services Inc. from 1981 to 1999, and Colorado Silica Sand Inc. from 1981 to 1996.

		August 31, 2000(6)	857,187 Common Shares 73,514 DSUs

Melvin M. Hawkrigg, BA, FCA, LL.D. (Hon.)(1) Ontario, Canada Age: 84	Chairman, Orlick Industries Limited, a private automotive supply company from 1998.	March 31, 2009(6)	Nil Common Shares 73,514 DSUs

Robert A. Johnson, P. Geol.(2) Alberta, Canada Age: 77	Independent businessman. Executive Vice-President of Grey Wolf Exploration Inc. from 2000 to July 2009.	September 21, 2009(6)	Nil Common Shares 121,293 DSUs

Daniel Lewis, B.Sc(5) New York, United States of America Age: 40	Co-founder and Managing Partner of Orange Capital, a New York based investment fund, since 2005. From 1996 to 2004, Mr. Lewis was employed by Citigroup and its predecessor companies.	January 1, 2015	28,556,263 Common Shares(8) 23,752 DSUs(8)

Keith E. Macdonald, CA(1)(3) Alberta, Canada Age: 58

President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Mr. Macdonald was the Chief Executive Officer and a director of EFLO Energy Inc. from March 2011 to January 2015.

		April 26, 2007(6)	90,000 Common Shares 73,514 DSUs

Name, Province/State of Residence and Age	Principal Occupation	Director Since	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(7)

Steven J. Pully, Esq., CFA, CPA(3)(4)(5) Texas, United States of America Age: 55

Independent businessman and consultant; previously General Counsel and a Partner of Carlson Capital, L.P., an alternative asset management firm, from January 2008 to September 2014; previously the lead director of EPL Oil + Gas Inc. from April 2008 until June 2014.

		January 1, 2015	19,200 Common Shares 23,752 DSUs

Murray B. Todd, B.Sc., P.Eng.(2) Alberta, Canada Age: 79	President and CEO of Canada Hibernia Holding Corporation (an oil and gas production company).	November 2, 2005(6)	78,548 Common Shares 73,514 DSUs

Keith Turnbull, B. Sc. CA(1) Alberta, Canada Age: 65

Business consultant since January 1, 2010. Prior thereto, Partner at KPMG LLP. President of K.S. Turnbull Professional Corporation and currently a director of Crown Point Energy Inc; previously a director of Renegade Petroleum Ltd. from June 2012 to March 2014, Angle Energy Inc. from March 2012 to December 2013, CE Franklin Ltd. from April 2010 to July 2012, and UNX Energy Corp. from May 2010 to April 2011.

		January 1, 2014	20,000 Common Shares 23,323 DSUs

Notes:

(1)                                 Member of our Audit Committee.  For Audit Committee Information, please see the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2014, a copy of which is filed on SEDAR at www.sedar.com.

(2)                                Member of our Reserves, Safety and Environment Committee.

(3)                                 Member of our Compensation Committee.

(4)                                 Member of our Corporate Governance Committee.

(5)                                 Each of Mr. Lewis and Mr. Pully will be nominated at the Meeting pursuant to an agreement (“Orange Group Agreement”) between the Corporation and the Orange Group dated December 12, 2014. The Orange Group Agreement requires the Corporation to nominate two nominees of the Orange Group at the 2015 Meeting provided that the Orange Group owns, controls or directs, directly or indirectly, 10% or more of the outstanding Common Shares (the Orange Group is only entitled to one nominee if its percentage ownership falls below 10% but remains above 5% of the outstanding Common Shares). The Orange Group Agreement requires that the Orange Group abide by certain standstill provisions until November 30, 2015 and also requires that the Orange Group to cause all Common Shares that it is entitled to vote to be voted in favour of all the management nominees for election as directors of the Corporation and in favour of the resolution approving and authorizing all unallocated options to purchase Common Shares (“Options”) granted under the Corporation’s share option plan (the “Option Plan”) at the Meeting. A copy of the Orange Group Agreement is filed on SEDAR at www.sedar.com.

(6)                                 To the extent the date of election or appointment is prior to November 1, 2009, such date reflects the date of first election or appointment as a director of True Energy Inc., the administrator of True Energy Trust, the predecessor to the Corporation.

(7)                                 The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to the Corporation by the nominees as of the Record Date. Certain of the directors also hold Options granted under the Option Plan.  For details of the Options held by the directors, see “Statement of Executive Compensation — Director Compensation — Directors’ Outstanding Option-Based Awards and Share-Based Awards”. Mr. Smith, as President and Chief Executive Officer of the Corporation, is not entitled to receive DSUs under the DSU Plan.

(8)                                 A total of 28,556,263 Common Shares are beneficially owned by members of the Orange Group. All Common Shares indicated as beneficially owned, controlled or directed by Mr. Lewis are included because Mr. Lewis has control or direction over all of the Common Shares held by members of the Orange Group in his role as Managing Member of Orange Capital. The DSUs are beneficially owned by Mr. Lewis personally.

(9)                                 All of the directors will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as described below, no proposed director is as at the Record Date, or has been:

(a)                                 within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)                                     while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)                                  was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)                                 within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

W.C. (Mickey) Dunn was a director of The Cash Store Financial Services Inc. from May 1, 2003 until his resignation on January 2, 2014.  On April 14, 2014, The Cash Store Financial Services Inc., The Cash Store Inc., TCS Cash Store Inc., Instaloans Inc., 7252331 Canada Inc., 5515433 Manitoba Inc., 1693926 Alberta Ltd. doing business as “The Title Store” obtained an Initial Order under the Companies’ Creditors Arrangement Act (the “CCAA”).  The applicants sought and were granted the stay of proceedings and other relief provided under the CCAA. The proceedings remain ongoing as at the Record Date.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Director Share Ownership Guidelines

With a view to aligning the long-term interests of Bellatrix’s non-management directors with those of Shareholders, in April 2014, Bellatrix implemented share ownership guidelines for non-management directors, which were subsequently amended in March 2015 to increase the ownership requirements.

Pursuant to the non-management director share ownership guidelines, non-management directors are required to hold Common Shares and/or DSUs with a combined value of not less than six times (previously the requirement was set at five times) the annual fixed retainer paid to such directors and such directors are expected to achieve this level within three years of their election or appointment to the Board.  If a director’s annual retainer increases and as a result the director no longer meets the requirements of the share ownership guidelines, the director will have until March 31 of the following year to achieve the required ownership level.

Common Shares and/or DSUs are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares or DSUs. If any Director previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the director’s aggregate ownership of Common Shares or DSUs has not decreased, the director will have until March 31 of the following year to re-achieve the required ownership levels. The following table sets out the applicable equity ownership guideline and equity ownership for each non-management director.

	Equity Ownership Guideline				Equity Ownership
Name	Multiple of Retainer		Amount of Retainer ($)	Total Value of Equity Ownership Required ($)	Common Shares(5) (#)	DSUs (#)	Value of Equity Ownership(6) ($)	Meets Share Ownership Requirement
Doug N. Baker	6	x	60,000	360,000	110,000	73,514	1,080,123	Yes
Murray L. Cobbe	6	x	60,000	360,000	97,151	73,514	525,648	Yes
John H. Cuthbertson	6	x	60,000	360,000	144,472	73,514	1,178,697	Yes
W.C. (Mickey) Dunn	6	x	150,000	900,000	857,187	73,514	2,876,019	Yes
Melvin H. Hawkrigg(1)	6	x	60,000	360,000	nil	73,514	226,423	n/a
Robert A. Johnson	6	x	60,000	360,000	nil	121,293	373,582	Yes
Daniel Lewis(2)	6	x	60,000	360,000	nil	23,752	73,156	n/a
Keith E. Macdonald	6	x	60,000	360,000	90,000	73,514	503,623	Yes
Steven J. Pully (3)	6	x	60,000	360,000	19,200	23,752	160,367	n/a
Murray B. Todd	6	x	60,000	360,000	78,548	73,514	822,761	Yes
Keith Turnbull(4)	6	x	60,000	360,000	20,000	23,323	137,635	n/a

Notes:

(1)                                 In accordance with the terms of the policy set out above, Mr. Hawkrigg has until March 31 of 2016 to re-achieve the required ownership level.

(2)                                 Mr. Lewis was appointed to the Board on January 1, 2015 and has until January 1, 2018 to reach the share ownership requirement. As noted under “Voting Shares and Principal Holders Thereof”, as of the Record Date Mr. Lewis also has control or direction over 28,556,263 Common Shares beneficially held by the Orange Group by virtue of his position with Orange Capital. The Common Shares beneficially owned by the Orange Group have not been included in Mr. Lewis’ share ownership for the purpose of the share ownership guidelines. Mr. Lewis was appointed to the Board on January 1, 2015 and has until January 1, 2018 to reach the share ownership requirement.

(3)                                 Mr. Pully was appointed to the Board on January 1, 2015 and has until January 1, 2018 to reach the share ownership requirement.

(4)                                 Mr. Turnbull was appointed to the Board on January 1, 2014 and has until January 1, 2017 to reach the share ownership requirement.

(5)                                 For the purposes of determining Common Share ownership of a particular director, Common Shares owned directly by such director, such director’s spouse or children or through any holding company wholly owned and controlled by such director are treated as Common Shares owned by such director.

(6)                                 The “Value of Equity or Ownership” amount of the Common Shares and DSUs held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX (as defined below) on March 31, 2015 being $3.08 per Common Share.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such.  KPMG LLP has been the Corporation’s auditors since formation.

Approval of Unallocated Options Issuable Pursuant to Option Plan of the Corporation

The Corporation’s Option Plan (the “Option Plan”) is described under “Statement of Executive Compensation — Incentive Plan Awards — Option Plan” below.  Shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve and authorize unallocated Options issuable pursuant to the Option Plan.

Section 613(a) of the Toronto Stock Exchange (“TSX”) Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, share options or other entitlements under such arrangement which do not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s securityholders.  As the Option Plan is considered to be a security based compensation arrangement and as the maximum number of Common Shares issuable pursuant to the Corporation’s Option Plan is not a fixed number and instead is equal to 10% of the outstanding Common Shares, approval is being sought at the Meeting to approve the grant of unallocated Options under the Option Plan.  The grant of unallocated options under the Option Plan was last approved by the Shareholders at the annual and special meeting of such shareholders held on May 22, 2012. If approval is obtained at the Meeting the Corporation will not be required to seek further approval of the grant of unallocated Options under the Option Plan until May 20, 2018.  If approval is not obtained at the Meeting, Options that have not been allocated as of May 22, 2015 and Options that are outstanding as of May 22, 2015 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Option Plan.  Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

As discussed under “Statement of Executive Compensation — Compensation Discussion and Analysis — Option Plan”, as with most companies in the Corporation’s peer group, Options form an important part of the total compensation provided to the Corporation’s officers and employees.  Options are provided to align employee and Shareholder interests by attempting to create a direct link between compensation and Shareholder return.  In addition, as Options do not require any payment of cash by the Corporation, Options help the Corporation preserve cash which can then be used for capital expenditures relating to exploration and development plans for the continued growth of the Corporation.  If unallocated Options are not approved by the Shareholders at the Meeting, the Board will have to consider alternative forms of compensation to replace the grant of Options, including additional grants of Awards (as defined below) under the Award Plan (as defined below), cash bonuses, or other means to attract, compensate and incentivize officers and employees.  Awards under the Award Plan and other alternative compensation plans would likely require the payment of cash to officers and employees which might prevent the Corporation from using such cash for the Corporation’s exploration and development plans.

On April 9, 2015, the Option Plan was amended by the Board to provide that directors who are not also officers or employees of the Corporation were no longer able to participate in the Option Plan. In connection with this amendment, the amending provision of the Option Plan was amended to provide that the Board would not be permitted to amend the Option Plan to re-introduce directors who are not also officers or employees of the Corporation as eligible participants in the Option Plan. No Options have been granted to directors who are not also officers or employees of the Corporation since 2010. In addition, the Option Plan was amended to clarify that on a Surrender Offer (as defined below) the amount to be received per Option surrendered would not exceed the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option.

As at the Record Date, Options to purchase 9,665,503 Common Shares (equal to 5.04% of the outstanding Common Shares as at the Record Date) were outstanding and, based on the number of Common Shares outstanding as at the Record Date, 9,530,221 Common Shares are available for future grants (equal to 4.96% of the outstanding Common Shares as at the Record Date).

In accordance with the requirements of the TSX, approval of the unallocated Options requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the unallocated Options as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

1.                                      all unallocated stock options issuable pursuant to the share option plan of the Corporation are approved and authorized for issuance until May 20, 2018; and

2.                                      any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution.

Approval of Amendment to By-Laws of the Corporation

Shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve the adoption of amendments (the “By-Law Amendments”) to the by-laws of the Corporation (the “By-Laws”). A copy of the By-Laws prior to giving effect to the By-Law Amendments is available on SEDAR at www.sedar.com.

The purpose of the By-Law Amendments is to bring the By-Laws in-line with the currently recognized best corporate governance practices. Pursuant to the By-Law Amendments, the following amendments to the By-Laws have been approved by the Board subject to Shareholder approval:

(a)                                 the quorum requirements for meetings of shareholders of the Corporation has been amended from 5% to 25% such that the current quorum for a shareholders’ meeting is not less than two (2) persons present holding or representing not less than 25% per cent of the shares entitled to be voted at such meeting; and

(b)                                 the second or casting vote of the Chairman at meetings of the Board has been removed such that the Chairman will no longer have the ability to cast a second vote in the event of equality of votes on a matter voted upon by the directors of the Corporation.

The By-Law Amendments will become effective if approved by Shareholders at the Meeting. If Shareholders reject the approval of the By-Law Amendments at the Meeting, the existing By-Laws will remain in force unamended.

In order for the resolution to approve the By-Law Amendments to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting on such resolution.

At the Meeting, Shareholders will be asked to approve the following by ordinary resolution:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

1.                                      the following amendments to By-Law No. 1 of the Corporation be approved:

(a)                                 Section 5.09 is deleted in its entirety and replaced with the following:

“5.09                                                                  Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.”

(b)                                 In Section 8.12, the following “five (5%) percent” be replaced with “twenty-five (25%) percent”;

2.                                      any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.                                      notwithstanding the passing of this resolution by the Shareholders, the Board of Directors of the Corporation may revoke this resolution before it is acted upon, without further approval of the shareholders of the Corporation, if the Board of Directors of the Corporation determines, in its sole and absolute discretion, that such revocation is in the best interests of such shareholders.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the resolution.

Preferred Share Resolution

Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve a special resolution (the “Preferred Share Resolution”) authorizing the filing of articles of amendment to create a new class of preferred shares to be designated as “Preferred Shares” (the “Preferred Shares”) issuable in one or more series, where the Board, subject to the terms of the Preferred Shares described below, will be authorized to determine the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters with respect to each series of Preferred Shares.

Purpose

The Board believes that amending the Corporation’s articles to authorize the issuance of the Preferred Shares will provide the Corporation with increased flexibility in its capital structure and in raising future capital. The creation of Preferred Shares would permit the Board to negotiate with potential investors regarding the rights and preferences of a series of Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense and delay in connection with calling a shareholders’ meeting to approve specific terms of any series of Preferred Shares. The Preferred Shares may be used by the Corporation for any appropriate corporate purpose, including, without limitation, as a means of obtaining additional capital for use in the Corporation’s business and operations or in connection with acquisitions.

The Corporation does not intend to use the issuance of Preferred Shares for anti-takeover purposes and, in fact, the restrictions contained in the terms of the Preferred Shares render the Preferred Shares not suitable for use as a takeover defence. Specifically, the fact that the Preferred Shares are non-voting except in certain limited circumstances contain a limit on the maximum number of Preferred Shares that can be issued and contain a limit on the number of Common Shares issuable on conversion of the Preferred Shares make them unlike unconstrained “blank cheque” preferred shares available to other issuers. In this regard, we have sought to constrain the terms of the Preferred Shares in a manner to provide the Corporation reasonable financing flexibility and provide our Shareholders comfort that the Preferred Shares will not be used for purposes of a takeover defence.

Nevertheless, the availability of undesignated Preferred Shares may have certain negative effects on the rights of the holders of Common Shares. The actual effect of the issuance of any Preferred Shares upon the rights of holders of Common Shares cannot be fully stated until the Board determines all specific rights of the particular series of Preferred Shares. However, the Corporation’s articles will set out certain terms and restrictions, as set out below, in respect of the Preferred Shares, and which provide the holders of Common Shares with an indication of the possible effects of an issuance of Preferred Shares, specifically with respect to dividends, liquidation, redemption, conversion, voting rights and limitations on issuances of Preferred Shares. Such effects may include holders of Common Shares receiving less in the event of liquidation, dissolution or other winding-up of the Corporation, or a reduction in the amount of funds, if any, available for dividends on Common Shares.

Terms of the Preferred Shares

The Preferred Shares will be issuable in one or more series, where the Board will be authorized to fix the number of shares of each series, subject to the limitation on the number of Preferred Shares to be issued as described below, and to determine for each series, subject to the terms and conditions set out herein, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. As noted above, the restrictions and limitations set out in the terms of the Preferred Shares, particularly with respect to the number that may be issued and the voting rights, distinguish the Preferred Shares from a structure that is commonly referred to as “blank cheque” preferred shares. A summary of the terms of the Preferred Shares is included below. Note that the following is a summary only and reference should be made to the full text of the terms and conditions attaching to the Preferred Shares as set out in Appendix “C” to this Information Circular.

Ranking and Priority

Each series of Preferred Shares will be entitled to priority over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be determined by the Board.

Parity among Series

Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Participation upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Dividends

The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board on such series of Preferred Shares.

Conversion

The Preferred Shares may be convertible into Common Shares or another series of Preferred Shares provided that the maximum number of Common Shares that may be issuable upon conversion of all series of Preferred Shares will be limited to 38,391,448 Common Shares, which is equal to 20% of the number of Common Shares issued and outstanding as of the Record Date.

Redemption

Each series of Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the Board.

Voting

Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.

Limitation on the Number of Preferred Shares Issuable

The proposed terms of the Preferred Shares provide that the number of Preferred Shares which may be issued will be limited to 95,978,621 Preferred Shares, which is equal to 50% of the number of Common Shares issued and outstanding as of the Record Date.

Approval of the Preferred Share Resolution

If Shareholders approve the Preferred Share Resolution to create the new Preferred Shares and the Corporation’s articles are amended, no further Shareholder approval will be required to issue Preferred Shares of any series if and when the Board decides to issue any Preferred Shares.

If the proposed amendment is approved the articles will become effective upon the filing of Articles of Amendment reflecting the amendment pursuant to the Business Corporations Act (Alberta) (“ABCA”).

To be approved the Preferred Share Resolution must be passed by at least 66 2/3%  of the votes cast at the Meeting by the Shareholders entitled to vote in person or by proxy on the resolution.

At the Meeting, Shareholders will be asked to approve the following by special resolution:

“BE IT RESOLVED, as a special resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

1.                                      the articles of the Corporation be amended to create a new class of preferred shares designated as “Preferred Shares”, issuable in series, in a number which will be limited to 95,978,621 Preferred Shares, such Preferred Shares having attached thereto the rights, privileges, restrictions and conditions as set out in Appendix “C” to the management information circular of the Corporation dated April 10, 2015;

2.                                      any one director or officer of the Corporation be and is hereby authorized and directed to do all things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution; and

3.                                      notwithstanding the passing of this resolution by the Shareholders, the Board of Directors of the Corporation may revoke this resolution before it is acted upon, without further approval of the shareholders of the Corporation, if the Board of Directors of the Corporation determines, in its sole and absolute discretion, that such revocation is in the best interests of such shareholders.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Preferred Share Resolution.

Dissenting Shareholders’ Rights

Pursuant to Section 191 of the ABCA, a registered Shareholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Common Shares held by the holder in respect of which the holder dissents, determined as of the close of business on the last business day before the day on which the resolution from which such holder dissents was adopted.

The following description of the rights of registered Shareholders to dissent to the Preferred Share Resolution is not a comprehensive statement of the procedures to be followed by a registered Shareholder (“Dissenting Shareholder”) who seeks payment of the fair value of such holder’s Common Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix “D”. A Dissenting Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of Section 191 of the ABCA. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Only registered Shareholders may dissent. Persons who are Beneficial Shareholders who hold Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Common Shares.  Accordingly, a Beneficial Shareholder desiring to exercise dissent rights must make arrangements for the Common Shares beneficially owned by such Beneficial Shareholder to be registered in the name of such Beneficial Shareholder prior to the time the written objection to the Preferred Share Resolution is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the Beneficial Shareholder.

A Dissenting Shareholder must send to the Corporation a written objection to the Preferred Share Resolution, which written objection must be received by the Corporation on or prior to the time of the Meeting at the Corporation’s head and registered office at Suite 1920, 800 — 5th Avenue S.W., Calgary, Alberta, T2P 3T6 Attention: Vice President, General Counsel & Corporate Secretary or may be deposited with the Chairman of the Meeting. A registered Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s Common Shares, but may dissent only with respect to all of the Common Shares held by the holder or on behalf of any one Beneficial Shareholder whose Common Shares are held by such registered Shareholder.

An application may be made to the Court by Bellatrix or by a Dissenting Shareholder after adoption of the Preferred Share Resolution to fix the fair value of the Dissenting Shareholder’s Common Shares. If such an application to the Court is made by either Bellatrix or a Dissenting Shareholder, Bellatrix must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay such Person an amount considered by the Board to be the fair value of the Common Shares held by such Dissenting Shareholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Bellatrix is the applicant, or within 10 days after Bellatrix is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with Bellatrix for the purchase of such Dissenting Shareholder’s Common Shares in the amount of Bellatrix’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Bellatrix and in favour of each of those Dissenting Shareholders, and fixing the time within which Bellatrix must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

On the Preferred Share Resolution becoming effective by the filing of the articles of amendment creating the Preferred Shares, or upon the making of an agreement between Bellatrix and the Dissenting Shareholder as to the payment to be made by Bellatrix to the Dissenting Shareholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such Dissenting Shareholder’s Common Shares in the amount agreed to between Bellatrix and the Dissenting Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his dissent, or if the articles of amendment creating the Preferred Shares have not yet been filed the Corporation may rescind the Preferred Share Resolution, and, in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

Bellatrix shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Bellatrix is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Bellatrix would thereby be less than the aggregate of its liabilities. In such event, Bellatrix shall notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Common Shares in which case the Dissenting Shareholder may, by written notice to Bellatrix within 30 days after receipt of such notice, withdraw such holder’s written objection.  If the Dissenting Shareholder does not withdraw such holder’s written objection such Dissenting Shareholder retains status as a claimant against the Corporation to be paid as soon as Bellatrix is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to the other shareholders of the Corporation.

All Common Shares held by Shareholders who exercise their dissent rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Bellatrix on the filing by Bellatrix of the articles of amendment creating the Preferred Shares in exchange for the fair value as of the close of business on the last business day before the Preferred Share Resolution is approved by holders of Common Shares.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Common Shares.  Section 191 of the ABCA require adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Shareholder who is considering the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix “D” to this Information Circular and consult their own legal advisor.

Shareholder Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation and to provide feedback to the Board on such matters. As such, the Board determined to include a shareholder advisory vote (the “Say on Pay Vote”) on executive compensation at the Meeting. The Say on Pay Vote is a non-binding advisory vote on the Board’s approach to executive compensation. The purpose of the Say on Pay Vote is to provide Board accountability to the Shareholders for the Board’s compensation decisions by giving Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Bellatrix’s approach to executive compensation as set forth in the “Statement of Executive Compensation” section of this Information Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The “Statement of Executive Compensation” section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our Shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the Corporation’s management information circular for the annual meeting of Shareholders to be held in 2016. Shareholders may contact the Corporate Secretary of the Corporation by mail at the Corporation’s head and registered office at Suite 1920, 800-5th Avenue SW, Calgary, Alberta, T2P 3J6, if they wish to share their view on executive compensation with the Board.

At the Meeting, Shareholders will be asked to approve the following resolution (the “Say on Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Bellatrix Exploration Ltd. (the “Corporation”), that the shareholders accept the approach to executive compensation as disclosed in the “Statement of Executive Compensation” section in the management information circular of the Corporation dated April 10, 2015.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the Say on Pay Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Board has adopted a mandate for the compensation committee (the “Compensation Committee”) of the Board, which provides that it is the Compensation Committee’s responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the Corporation and its subsidiaries, as applicable.  Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

1.                                      to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

2.                                      to consider the implications and the risks associated with the Corporation’s compensation policies and practices;

3.                                      to review and recommend to the Board the retainer and fees to be paid to members of the Board, members of committees of the Board, and chairs of the various committees of the Board;

4.                                      to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) of the Corporation, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine the CEO’s compensation level based on such evaluation (the CEO shall not be present during any voting or deliberations by the Committee with respect to the compensation of the CEO);

5.                                     to make recommendations to the Board with respect to non-CEO officer and director compensation including to review management’s recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

6.                                      to administer the Option Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending to the Board (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans in accordance with the terms thereof;

7.                                      to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate;

8.                                      to review the disclosure as to compensation matters included in the information circular and proxy statement of the Corporation as mandated by applicable securities laws including, without limitation, the Compensation Discussion and Analysis set out below, prior to the Corporation publicly disclosing the same; and

9.                                      to review periodically, as determined necessary, but at least annually, the Compensation Committee’s Mandate and Terms of Reference and recommend to the Board and the Corporate Governance Committee of the Board amendments as the Compensation Committee believes are necessary or desirable.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time and all members are required to be independent, for purposes of National Policy 58-201 — Corporate Governance Guidelines and the rules of the New York Stock Exchange (“NYSE”).  Pursuant to the mandate of the Compensation Committee, meetings of the Compensation Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

Composition of the Compensation Committee

The Compensation Committee is comprised of Keith E. Macdonald (Chair), Murray L. Cobbe, W.C. (Mickey) Dunn and Steven J. Pully, all of whom are independent directors. As described under “Matters to be Acted Upon at the Meeting — Election of Directors”, each of Messrs. Cobbe, Dunn, Macdonald and Pully have held senior executive management positions in various entities and in such roles have been involved in human resources and compensation issues. Messrs. Cobbe, Dunn, Macdonald and Pully have gained substantial experience and a thorough understanding of compensation, benefit and pension programs and related issues as a result of their senior executive management experience. This includes a specific understanding of executive compensation programs including base pay, equity and other incentives programs. In addition, each of Messrs. Cobbe, Dunn, Macdonald and Pully have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

The Corporation retained Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm, on June 11, 2013, to assist the Compensation Committee in reviewing executive officer and director compensation of the Corporation and to assist in structuring the Award Plan. In addition, Lane Caputo was consulted in respect of each of the last two completed financial years to assist the Corporation in reviewing and making recommendations to the Compensation Committee and the Board with respect to executive officer and director compensation matters and certain other matters such as implementing share ownership guidelines for director and executive officers.

The following sets forth the fees billed by Lane Caputo in each of the last two completed financial years:

	2013	2014
Executive compensation-related fees(1)	$54,900	$34,700
All other fees(2)	nil	nil

Notes:

(1)                                 Executive compensation-related fees are fees for services related to determining compensation for any of the Corporation’s directors and executive officers and in 2013 included fees paid for services provided by Lane Caputo related to assistance in establishing the Award Plan of the Corporation.

(2)                                 Fees billed for all services other than executive compensation-related Fees.

Risk and Executive Compensation

The Corporation has designed its compensation programs to provide an appropriate balance of risk and reward in relation to its overall business strategy. The Corporation is of the view that its compensation programs do not incent its executives to take undue risks because executives receive a mix of compensation elements with a significant portion of compensation in the form of long-term equity-based awards. Additionally, the Corporation has risk mitigation practices that include designing balanced incentive plans that are not focused on a single financial measure, a clawback policy for both short-term and long-term variable compensation, share ownership requirements for the executive officers and trading restrictions.

Incentive Plan Design

The ability of the Compensation Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the

Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Options and Awards which make up a significant portion of an executive officer’s total compensation, generally vest over a period of time (one to three years), which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any NEOs. The Compensation Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

Clawback Policy

In 2015, the Board introduced a clawback policy on all forms of incentive compensation, including, without limitation, bonuses, Option grants under the Option Plan and Awards under the Awards Plan, that may be awarded to executive officers including the Named Executive Officers (as defined below) when (i) an executive engages in conduct that results in the need for the correction or restatement of financial results, (ii) the executive receives an award calculated on the achievement of those financial results, and (iii) the award received would have been lower had the financial results been properly reported. The policy requires that when the clawback is triggered, the executive must repay the amount of incentive compensation that is in excess of the incentive compensation the executive would have received if the incentive compensation had been computed in accordance with the results as restated, calculated on an after tax basis.

Share Ownership Requirements

Executive Officers are required to maintain a significant equity investment in the Corporation to align their interests with those of the Shareholders, and mitigate against the likelihood of undue risk taking. The Share Ownership Guidelines establish minimum share ownership levels for executives based on a multiple of their salary and executive level. See “Executive Officer Share Ownership Guidelines”.

Trading Policy

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of Bellatrix are prohibited from engaging in the following transactions in the Corporation’s securities: (i) selling the Corporation’s securities short; (ii) buying or selling puts or calls or other derivative securities on the Corporation’s securities; and (iii) entering into hedging or monetization transactions or similar arrangements using securities of the Corporation to hedge other securities of the Corporation; provided, however, that this prohibition shall not apply to any index fund that includes securities of the Corporation unless the Corporation’s securities comprise 10% or more of such index.

Compensation Disclosure and Analysis

The Compensation Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers (other than the CEO) and determines the CEO’s compensation.  In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the Compensation Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the Compensation Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded, Options to be granted pursuant to the Option Plan, restricted awards (the “Restricted Awards”) and performance awards (the “Performance Awards” and collectively with the Restricted Awards, the “Awards”) to be granted pursuant to the award incentive plan (the “Award Plan”) of the Corporation and certain other elements of compensation to be awarded to non-executive employees.  In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer.  Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information.  Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the Compensation Committee reviews the information provided, consults with Lane Caputo, and either accepts or makes amendments to the CEO’s proposals.  The Compensation Committee then makes a recommendation to the Board as a whole for approval. The Board reviews all recommendations of the Compensation Committee with respect to executive officers (other than the CEO) relating to compensation matters before final approval. The Compensation Committee determines the compensation to be awarded to the CEO based upon a review of similar information.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization.  The Compensation Committee and the Board recognize that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

• base salary
• long term incentive compensation	• Option Plan
• Employee Savings Plan (as defined below)
• Award Incentive Plan
• short term incentive compensation	• discretionary cash bonuses
• other benefits	• health care and wellness spending accounts and other benefits

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Corporation’s peer group.  Options are granted, and participation in the Employee Savings Plan is provided, as a long-term incentive to encourage commitment to the Corporation.  Awards are both a long-term incentive to encourage commitment to the Corporation and to provide incentive for employees and management to meet the Corporation’s goals. The Compensation Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options and Awards should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests.  While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the Compensation Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

In addition, due to the need to compete for skilled executive officers and staff with other oil and gas companies that offer a wide variety of different incentives, benefits and perquisites, including flex days, greater vacation entitlements and incentive programs, management, the Compensation Committee and the Board determined that it was necessary for the Corporation to provide some additional benefits to help differentiate itself from its competitors. As a result, the Corporation has established some alternative benefits plans, including the health care and wellness spending accounts (the “Health Care and Wellness Spending Accounts”) for each employee, including the executive officers, of the Corporation, Best Doctors Medical Care for the executive officers of the Corporation and certain other perquisites as described herein.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the Compensation Committee utilize compensation survey information provided by Mercer Human Resource Consulting Ltd. (“Mercer”), an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the Compensation Committee from public disclosure documents of comparable issuers.  Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations.  In 2014 and 2015 the Compensation Committee also received the advice of Lane Caputo in relation to the appropriateness and competitiveness of the compensation awarded to the executive officers and the non-executive employees.  In addition, the Compensation Committee reviews the Corporation’s performance relative to performance information available in the public domain with respect to companies in the Corporation’s peer group.  In selecting a benchmarking group for performance comparison purposes, the CEO and the Compensation Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees.  For 2014, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., Birchcliff Energy Ltd., Bonavista Energy Corporation, Cequence Energy Ltd., Crew Energy Inc., Legacy Oil + Gas Inc., Lightstream Resources Ltd., Long Run Exploration Ltd., Kelt Exploration Ltd., NuVista Energy Ltd., Painted Pony Petroleum Ltd., Paramount Resources Ltd, Perpetual Energy Inc., Peyto Exploration and Development Corp., Spyglass Resources Corp., Surge Energy Inc., Trilogy Energy Corp., Tourmaline Oil Corp., Twin Butte Energy Ltd. and Whitecap Resources Inc. Due to the growth of the Corporation in 2014 the Compensation Committee expects to review and update the benchmarking group as necessary in 2015.

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Corporation’s peer group.  Total compensation of executive officers is intended to be competitive with companies in the Corporation’s peer group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The Compensation Committee and the Board in consultation with management and upon receiving the advice of compensation consultants, when determined necessary, will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2014 were established at rates that are competitive with those paid by our industry peer group.  In assessing comparability, we relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers and the advice and guidance of Lane Caputo. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise.  The performance and salary of each Named Executive Officer (as defined below) is reviewed on an annual basis.

In light of the recent precipitous decline of crude oil and gas prices in late 2014 and early 2015, and the concomitant impact on the Corporation’s future cash flows and 2015 capital budget, the Compensation Committee determined to temporarily freeze executive base salaries at their 2014 levels until at least June 2015.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix.  The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders.  In determining the number of Options to be granted to each individual executive officer, the CEO and the Compensation Committee assess the number of Options required to remain competitive with similar positions for companies in the Corporation’s peer group and such number may be adjusted based on corporate performance as well as a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation. The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the Compensation Committee, provided that any such grant to any one individual shall be limited to Options to purchase 50,000 Common Shares.

Award Plan

The Board upon the recommendation of the Compensation Committee adopted the Award Plan in August 2013 as a long-term compensation plan of the Corporation.

The Compensation Committee recommendation was based on the belief that the Award Plan would be a more effective retention tool and a more effective compensation mechanism to incentivize employees, officers and other services providers to the Corporation. In addition, the Award Plan is intended to better align the compensation of management and employees of the Corporation with the success of the Corporation and the creation of shareholder value over the longer-term which should be recognized in the trading price of the Common Shares. The Compensation Committee also concluded that the Award Plan would result in less dilution to Shareholders than the Option Plan at the present time.  The Award Plan does not currently permit the issuance of Common Shares to holders of Awards but rather cash in lieu of such Common Shares.  In the case of Performance Awards, vesting is based not only on time, but the number of notional Common Shares underlying the Performance Awards gets adjusted based on the “payout multiplier” and therefore is dependent on the satisfaction of the performance criteria, based on the following measures and weightings:

•	Total Shareholder return	40% weighting
•	Finding, development and acquisition (“FD&A”) costs	15% weighting
•	Recycle ratio	15% weighting
•	Production per share growth	15% weighting
•	Development and execution of strategic plan	15% weighting

The numerical measures are measured relative to the performance of other companies in the Corporation’s peer group as the members of such peer group are adjusted from time to time. Although the Compensation Committee and Board expect to use the above referenced performance measures for determining the payout multiplier for the near future, such measures may be changed if the Compensation Committee and Board determine such a change is appropriate. Performance Awards granted in 2014 also included a maximum payout multiplier of 1.5 times such that the number of notional Common Shares underlying each Performance Award cannot exceed 1.5 Common Shares for each Performance Award.

In 2014, the Corporation granted both Performance Awards and Restricted Awards to executive officers and certain other upper management employees and all other employees received Restricted Shares. The more senior the position of the employee receiving the grant of Awards the more heavily the weighting towards Performance Awards.  The number of total Awards granted to each executive officer or employee of the Corporation was based on a multiple of the annual base salary of each of such executive officer or employee after the Compensation Committee gave consideration to a number of factors including the practices of other members of the Corporation’s peer group, total compensation of such executive officers and employees, the mix of long-term compensation (such as Options and Awards) and other forms of compensation previously received by such executive officers and employees and the potential costs to the Corporation.  The Compensation Committee and the Board intends to grant Awards under the Award Plan on an annual basis.  For additional details on the Award Plan and how the Compensation Committee determines grants to be made under the Award Plan see “Incentive Plan Awards — Award Plan”.

Employee Savings Plan

The Corporation has an employee share purchase plan (the “Employee Savings Plan”) which, among other things, authorizes the Corporation to make contributions into the Employee Savings Plan for the purchase of Common Shares in the open market for the benefit of participating full time salaried employees, including executive officers (in this section, collectively, “Employees”) of the Corporation. Pursuant to the Employee Savings Plan, Bellatrix will match employee contributions towards the Employee Savings Plan up to a maximum of employee contributions of 10% of their annual base salary.  Each of the Employees’ contribution and Bellatrix’s contribution in each calendar month will be used to acquire Common Shares on the open market.

The purpose of the Employee Savings Plan is to provide a means by which Employees can save for their retirement to ensure their long term future financial security, and to develop the interest of the Employees in the growth and development of Bellatrix and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Corporation through the purchase of Common Shares. As at December 31, 2014, 145 out of 201 eligible employees participated in the Employee Savings Plan, representing a 72% participation rate by the Corporation’s employees.

The Board may amend the Employee Savings Plan, in whole or in part, at any time, provided the amendment or termination does not deprive a participant of any benefits accrued under the Employee Savings Plan on or prior to the date of amendment or termination.

Bonus Plan

The Corporation has established a discretionary bonus program under which cash bonuses, if declared, are paid annually. Both employees and the executive officers of the Corporation are eligible to participate in the bonus program.

For employees, the cash bonus to be paid with respect to 2014 performance was determined by a combination of the employee’s personal contribution to the Corporation, and by the Corporation’s overall performance in that fiscal year. For executive officers, the cash bonus to be paid in with respect to 2014 performance was based on the Corporation’s overall performance; however, with respect to the bonus payment, some portion was based on the individual contribution of the executive officers to corporate performance as determined in the discretion of the Compensation Committee.  The Corporation did not have any specific set criteria used to evaluate corporate performance in 2014. However, a certain level of expectation and performance was framed around the 2014 budget forecast presented to and approved by the Board as well as performance relative to the Corporation’s peer group.

Personal performance of employees is evaluated by the CEO and is based on certain subjective factors such as demonstrated leadership and individual contributions to the success of the Corporation. Personal performance for each executive officer is evaluated by the Compensation Committee in consultation with the CEO and is based on a subjective analysis of the individual’s contribution to the corporate performance of the Corporation. After assessing corporate and personal performance the Compensation Committee reviews at its discretion such other factors it considers relevant to its decision as to whether bonuses will be payable and, if so, the amounts of such bonuses.

In March 2015, after the 2014 financial and operating results were announced the Compensation Committee recommended and the Board approved that bonuses be paid to employees, including executive officers, of the Corporation.  In evaluating 2014 corporate performance, upon consultation with management, the Compensation Committee considered a number of the positive results achieved by the Corporation in 2014 including positive drilling results, production growth, excellent FD&A costs, share price relative to peers, acquisition of syngerstic assets, undeveloped land additions and potential drilling opportunities, reductions in operating expenses per barrel of oil equivalent (“BOE”) and reductions in general and administration (“G&A”) expense per BOE. The Compensation Committee also considered these factors in light of the precipitous decline in crude oil prices which occurred in late 2014 and early 2015 and the concomitant impact on the Corporation’s future cash flows and 2015 capital budget.

In early 2009 the Corporation appointed Mr. Smith as President and CEO and significant changes were made to enhance the executive management group. Prior thereto the Corporation was struggling with declining production, a falling share price, a high operating and G&A cost structure and was burdened with high debt and little financial flexibility. The new team set about the task of restructuring the Corporation and strengthening the balance sheet. A strategic and timely sale of the Saskatchewan assets in August of 2009 reduced bank indebtedness increasing financial flexibility and strategically repositioning the Corporation to move forward with an organic growth plan. Following the asset dispositions, the Corporation’s production was approximately 6,500 BOEs per day (“BOE/d”). Over the past five years, the Corporation has achieved compound annual growth on a per share basis of 23% in production, 32% in reserves, 27% in funds flow from operations, and 71% in net earnings.

At the commencement of 2014, the Corporation set out 2014 production targets to average approximately 44,000 BOE/d for the year and to achieve an exit rate of approximately 47,000 BOE/d. Primarily as a result of third party facility constraints that began to affect Bellatrix and other producers operating in West Central Alberta in early 2014, the Corporation revised its original 2014 average daily production guidance in March and May of 2014. Also in October 2014, as a result of continued tightness in available processing capacity, the Corporation reduced its 2014 average daily production guidance to 38,500 BOE/d. Additional objectives were to continue to grow the reserve base together with industry leading FD&A costs and recycle ratios, continue to reduce operating costs and G&A expenses on a BOE basis, continue to insure access to gas markets and maintaining a flexible and sound financial base. In meeting these objectives the Corporation would look for increases in net asset value and Shareholder return. Although certain third party facility constraints resulted in lowered guidance for 2014, actual average and exit production rates met the revised guidance and the Corporation still had a record year relative to previous periods. Sales volumes averaged 38,065 BOE/d for the year ended 2014 as compared to average sales volumes of 21,829

BOE/d for the year ended 2013.  Sales volumes for the fourth quarter of 2014 were 42,945 BOE/d up 79% from 23,968 BOE/d averaged in the fourth quarter of 2013 and up 129% from 18,763 BOE/d averaged in the fourth quarter of 2012.

The Corporation posted a fifth consecutive year of drill bit and cash flow growth. In the Compensation Committee’s judgement fiscal year 2014 was a year of many successes, accomplishments and challenges punctuated by:

•                  Annual production in 2014 of approximately 13.9 million BOE was up 74% from 8.0 million BOE in 2013 and up 129% from 6.1 million BOE in 2012;

•                  Funds flow from operations for the year ended December 31, 2014 was $270.8 million ($1.48 per basic share), up 89% from $143.5 million ($1.27 per basic share) in 2013 which was up 29% from $111.0 million ($1.03 per basic share) in 2012;

•                  Net earnings for the year ended 2014 was $163.1 million compared to $71.7 million in 2013;

•                  During the 2014 year, Bellatrix posted a 100% success rate drilling and/or participating in a record 110 gross (59.1 net) wells compared to the 2013 year, in which the Corporation posted a 100% success rate drilling and/or participating in the 80 gross (52.8 net) wells;

•                  Increased total proved plus probable company interest reserves 18% to 250.1 million BOE as at December 31, 2014, from 211.5 million BOE as at December 31, 2013; total proved company interest reserves increased 30% to 161.4 million BOE for 2014 from 124.2 million BOE as at December 31, 2013; reserve net additions in 2014 replaced 369% of total production (proved and probable reserves estimates are based on a report prepared by Sproule Associates Limited (“Sproule”) effective December 31, 2014);

•                  Despite a material contraction in average near term (2 year) natural gas and oil price forecasts used by Sproule, increased net present value of future net revenue of proved plus probable reserves (10% discount rate before tax) to $2.11 billion as at December 31, 2014 from $2.09 billion as at December 31, 2013 which were up from $1.1 billion in 2012;

•                  Net asset value at December 31, 2014 was estimated at $9.01 per basic share based on proved plus probable reserves basis. This represents a decline in net asset value from 2013 which was recorded at $11.40 per basic share and from $9.90 per basic share as at December 31, 2012;

•                  Proved plus probable FD&A costs were $13.22 per BOE in 2014 compared to $9.67 per BOE in 2013 and $6.95 per BOE in 2012, which was a 25.2% reduction from 2011 proved plus probable FD&A costs of $9.29 per BOE. The asset acquisition in the fourth quarter of 2014 (discussed below) had a very positive affect on these results. Relative to the Corporation’s benchmarking group, FD&A costs per BOE were average, which placed the Corporation 11th out of 20 for 2014. The three year average of $10.05 per BOE is very competitive and ranks in the top quartile of the Corporation’s benchmarking group;

•                  The Corporation’s reserve life index has improved to 10.6 years for total company interest proved reserves up from 9.1 years in 2013 with a total company interest proved and probable reserve life index of 13.3 years for 2014 compared to 13.7 years presented in 2013;

•                  Excluding future development capital, the Corporation delivered a proved plus probable recycle ratio of 1.82x on total 2014 capital, and 1.92x excluding $36 million spent directly on the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant (the “Bellatrix Alder Flats Plant”);

•                  The Corporation’s borrowing base was increased to $725 million as compared to $500 million in 2013, through to the next redetermination date of May 31, 2014;

•                  Reduced operating expenses to $8.64 per BOE for the year ended December 31, 2014 being a modest decline from $8.74 per BOE for the year ended December 31, 2013 and $8.73 per BOE for the year ended December 31, 2012;

•                  G&A per BOE reduced to $1.83 for the year ended December 31, 2014 from $2.03 for the year ended December 31, 2013 and $2.34 for the year ended December 31, 2012;

•                  In 2014, the Corporation made significant infrastructure investments including adding 24,200 horse power of compression with capacity of 144 million cubic feet per day (“MMcf/d”), a total of 82 kilometres of 6, 8 and 12 inch oil and gas group lines, two oil batteries with 4,200 bbl/d of liquids and 49 MMcf/d of natural gas processing capacity and investment in Phase 1 of the Bellatrix Alder Flats Plant;

•                  During the fourth quarter of 2014, the Corporation completed an acquisition of complementary assets within its core Alder Flats area of west central Alberta (greater Ferrier region) for total cash consideration of $118.0 million. The strategic tuck-in acquisition added approximately 2,200 BOE/d of unrestricted production (80% natural gas, 20% liquids) and largely represented the consolidation of working interest ownership from existing wellbores and Mannville formation rights. The acquired acreage is highly contiguous with the Corporation’s acreage and includes operatorship over the majority of the acquired sections. Estimated reserve additions from the transaction totaled 10.9 million BOE of proved reserves and 3.7 million BOE of probable reserves.

•                  To secure additional firm service for gas production and reduce debt the Corporation completed the transfer at cost of minority interests totaling 40% in Phase I and Phase II of the Bellatrix Alder Flats Plant to Keyera Partnership and O’Chiese Gas Plant GP Inc.;

•                  The Corporation entered into a new multi-year joint venture deal with Canadian Non-Operated Resource Corp. (“CNOR”) a non-operated oil and gas company managed by Grafton Asset Management Inc. CNOR has committed $250.0 million in capital towards future accelerated development of a portion of the Corporation’s extensive undeveloped land holdings. Under the terms of the agreement, CNOR agreed to pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans in order to earn 33% of the Corporation’s working interest before payout and automatically converting to a 10.67% gross overriding royalty on the Corporation’s pre-joint venture working interest after payout (being recovery of CNOR’s capital investment plus an 8% return on investment); and

•                 In June 2014, the Corporation closed a $173.0 million bought deal financing at $9.50 per Common Share.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves.

For further information with respect to the 2014 financial and operating results of the Corporation, including information relating to certain terms used in the above summary which are not recognized terms under Canadian generally accepted accounting principles, see the Corporation’s Annual Information Form for the year ended December 31, 2014, annual audited financial statements for the year ended December 31, 2014 and related management’s discussion and analysis, and the press releases of the Corporation dated March 12, 2015 and March 20, 2015, all of which are available on SEDAR at www.sedar.com.

During the fourth quarter of 2014 due to a significant fall in crude oil prices and weakness in gas prices, the Corporation’s results were not as strong as earlier in the year and the Corporation’s share price declined significantly. When evaluating the performance of the Corporation and the executive team, including the NEO’s, there were many successes achieved during 2014 that will enhance the Corporation’s ability to meet the challenges in 2015 around lower product prices and position for future growth. However, current industry conditions, outlooks for 2015 and reduced shareholder returns were all factors which were also considered in reviewing compensation. In addition to freezing salaries, the bonuses related to 2014 performance were reduced relative to 2013 to align with reduced cash flow forecasts for 2015. The Compensation Committee recommended to the Board and the Board approved cash bonuses for the NEOs that approximated the following: 70% of the CEO’s base salary, 52% of each of the Executive Vice-Presidents base salaries and 35% of the Vice-President, Exploration’s and Vice-President, Business Development’s base salaries.

In addition to the cash bonuses paid on an annual basis, the Compensation Committee occasionally recommends for consideration of the Board cash bonuses that may be paid to executive officers for specific actions taken on behalf of Bellatrix.

Other Executive Benefits

In addition to salary, Options, Awards and bonuses, the executive officers are entitled to certain other benefits that are not available to other employees of the Corporation.  A description of the executive benefits is set out below.

Health Care and Wellness Spending Account

In 2014, executive officers were eligible to claim health, medical, dental and wellness expenses up to a maximum of $20,000 per annum pursuant to the Health Care and Wellness Spending Accounts established for each executive officer. The Health Care and Wellness Spending Accounts may be used to claim health, medical and dental related costs incurred by executive officers and their dependents which are not taxable as income for the executive officers provided that these non-taxable expenses must meet the Canada Revenue Agency’s (“CRA”) tax deduction guidelines for eligible expenses. Other health or wellness expenses that do not meet the CRA’s guidelines for eligible expenses can also be claimed but such expenses are taxable as income for the executive officers.  Although all employees of the Corporation receive a Health Care and Wellness Spending Account, the amounts of such accounts are greater for executive officers.

Best Doctors Medical Care

Best Doctors Medical Care is available to executive officers (and their dependents) that seek to complement their provincial health coverage, employee health care or critical illness plans with personal medical support, immediate empowerment and global access. As a medical insurance plan, Best Doctors Medical Care is not taxable to the participant and is paid for by the Corporation which deducts the premiums paid as a health expense.

Other Executive Benefits

The Corporation pays up to $7,500 in executive club membership fees for executive officers (not taxable), provides paid parking (taxable benefit) of approximately $6,300 per year and pays $1,500 for an annual private medical examination for each executive officer.  Additional details about perquisites and benefits received by the executive officers can be found in the “Summary Compensation Table” set out below and in the notes thereto.

Executive Officer Share Ownership Guidelines

Similar to the non-management director, guidelines, in April 2014 Bellatrix implemented share ownership guidelines for executive officers with a view to aligning the long-term interests of Bellatrix’s executive officers with those of Shareholders.

Pursuant to the executive officer share ownership guidelines, executive officers are required to hold Common Shares and/or Restricted Awards with a combined value of not less than (i) three times the annual base salary for the CEO; (ii) two times the annual base salary for each of the Executive Vice-Presidents; and (iii) one times the annual base salary for each of the Vice-Presidents, and such officers are expected to achieve this level within five years of their appointment or promotion, as applicable.  If an executive officer’s annual base salary increases and as a result the executive officer no longer meets the requirements of the share ownership guidelines, the officer will have, until March 31 of the following year to achieve the required ownership level. The value of Common Shares and Restricted Awards are valued as at March 31 of each year at the greater of the cost or market value of such Common Shares and Restricted Awards. Performance Awards are not included for the purposes of the share ownership guidelines due to the variable nature of the number of notional Common Shares underlying such Performance Awards. If an executive officer previously satisfied the share ownership guidelines but as a result of a drop in the market value of the Common Shares ceased to satisfy the share ownership guidelines and the executive officer’s aggregate ownership of Common Shares and Restricted Awards has not decreased, the executive officer will have until March 31 of the following year to re-achieve the required ownership levels. The following table shows the equity ownership guideline and equity ownership for each Named Executive Officer:

	Equity Ownership Guideline				Equity Ownership
Name	Multiple of Salary		Amount of Salary(2) ($)	Total Value of Equity Ownership Required ($)	Common Shares(3) (#)	Restricted Awards (#)	Value of Equity Ownership(4) ($)	Meets Share Ownership Requirement
Raymond G. Smith	3	x	500,000	1,500,000	499,187	29,600	2,176,767	Yes
Edward J. Brown	2	x	358,974	717,948	224,015	21,267	899,532	Yes
Brent A. Eshleman(1)	2	x	358,974	717,948	149,589	21,267	643,885	n/a
Kelly M. Nichol	1	x	264,000	264,000	57,927	14,083	450,501	Yes
Russell G. Oicle	1	x	304,456	304,456	94,590	16,133	481,642	Yes

Notes:

(1)                                 Mr. Eshleman was appointed Executive Vice President on July 16, 2012 and has until July 16, 2017 to reach the share ownership requirement.

(2)                                 The amount of the salary reflects the increase of the annual salary paid to each executive officer approved in March 2014 and effective April 1, 2014.

(3)                                 For the purposes of determining Common Share ownership of a particular NEO, Common Shares owned directly by such individual, such individual’s spouse or children or through any holding company directly owned and controlled by such NEO are treated as Common Shares owned by such individual.

(4)                                 The “Value of Equity or Ownership” amount of the Common Shares and Restricted Awards held by each director is based on the greater of: (a) cost, and (b) the closing price of the Common Shares on the TSX on March 31, 2015 being $3.08 per Common Share.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares from December 31, 2009 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2009 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2009/12/31	2010/12/31	2011/12/31	2012/12/31	2013/12/31	2014/12/31
Bellatrix Exploration Ltd. (1)	100	181	186	161	295	160
S&P/TSX Composite Index	100	181	107	115	130	144
S&P/TSX Composite Index Energy (Sector)	100	113	102	102	115	110
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	113	93	82	94	73

Notes:

(1)                                 Reflects Shareholder return from December 31, 2009.

Any increase or decline in the trading price of the Common Shares has a direct impact on current and future compensation value from long-term incentives pursuant to the Option Plan, Award Plan and Employee Savings Plan. During the last five years the levels of total compensation received by the Named Executive Officers has generally increased which is reflective of the Corporation’s growth in reserves, production, net asset value, cash flow and earnings during that time frame. In addition, during this period the Common Share price and total shareholder return has increased significantly with the exception of 2012 and 2014.  In 2012, the Corporation experienced excellent operational metrics and growth; however, Bellatrix’s Common Share price was down year-over-year as were the share prices for most of the Corporation’s peer companies. Total compensation for the Named Executive Officers was also reduced in 2012 from the prior year. In 2013 and 2014, the Corporation experienced continued growth and operational success and total compensation generally increased consistent with the Corporation’s growth. However, the Corporation experienced a significant decrease in the total return of the Common Shares in 2014 largely due in part to the precipitous drop in oil prices in the last half of 2014. As a result in 2015, the Corporation has temporarily frozen base salaries and paid discretionary bonuses in respect of the 2014 fiscal year which were substantially lower than those paid in respect of 2013.

The total compensation for the executive officers is affected by increases and decreases in the price of Common Shares as the value of Options and Awards increase or decrease as Common Share prices increase or decrease. Options, Awards and payments under the bonus plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers; however, total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares as other performance factors are considered in determining the amounts of bonuses and for determining the payout multiplier for Performance Awards. Although generally such other performance factors correspond to total Shareholder return, the trading price of the Common Shares may be affected by a number of factors unrelated to such performance measures.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2014, 2013 and 2012 information concerning the compensation paid to our CEO and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO, at the end of the year ended December 31, 2014 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

			Option-	Share-	Non-equity incentive plan compensation ($)
Name and			based	based	Annual				Total
principal		Salary	awards(5)	awards(6)	incentive	Long-term	Pension	All other	Compensation
position	Year	($)	($)	($)	plans(7)	incentive plans	value ($)	compensation(8)	($)
Raymond G. Smith	2014	488,725	278,111	757,680	350,000	nil	nil	149,337	2,023,853
President and Chief	2013	438,801	1,239,035	686,070	1,250,000	nil	nil	112,689	3,726,594
Executive Officer(1)	2012	380,376	120,328	nil	1,000,000	nil	nil	73,885	1,574,589

Edward J. Brown Executive	2014	350,816	278,111	545,160	188,461	nil	nil	99,511	1,462,059
Vice- President, Finance	2013	318,255	495,614	492,030	652,680	nil	nil	78,532	2,037,111
and Chief Financial Officer(2)	2012	290,500	120,328	nil	294,000	nil	nil	56,421	761,249

Brent A. Eshleman	2014	350,816	278,111	545,160	188,461	nil	nil	92,536	1,455,084
Executive Vice President	2013	316,005	495,614	492,030	652,680	nil	nil	73,236	2,029,566
and Chief Operating Officer(3)	2012	130,625	394,256	nil	142,500	nil	nil	31,706	699,087

Kelly M. Nichol	2014	258,000	278,111	304,920	92,400	nil	nil	75,075	1,008,506
Vice President, Business	2013	150,000	247,807	242,550	240,000	nil	nil	49,816	930,173
Development(4)	2012	—	—	—	—	nil	nil	—	—

Russell G. Oicle	2014	300,832	278,111	406,560	106,560	nil	nil	75,571	1,167,634
Vice President,	2013	286,506	247,807	381,150	434,937	nil	nil	59,588	1,409,988
Exploration	2012	272,862	120,328	nil	276,150	nil	nil	39,943	709,283

Notes:

(1)                           Prior to January 1, 2013, Mr. Smith served as a consultant to the Corporation. In 2012, a portion of the amount reported under “Salary” for Mr. Smith was paid to Mr. Smith for serving as President and CEO and a portion of such amount was paid to Mr. Smith for services provided to Bellatrix as a consulting contractor. Effective January 1, 2013, the Corporation and Mr. Smith agreed to terminate Mr. Smith’s consulting and employment arrangements with the Corporation and Mr. Smith became a full-time salaried employee. As a consultant, Mr. Smith paid the Corporation $500 per month for the use of office space for a total of $6,000 in 2012. In 2012, 2013 and 2014, the Corporation paid for certain of Mr. Smith’s living accommodations in the amount of $58,000, $51,300, and $60,300 respectively, which are included in the above table under “All other compensation”.

(2)                           In each of the years ended December 31, 2014, 2013 and 2012 Mr. Brown received an annual car allowance of $12,000 per year, which is included in the above table under “All other compensation”.

(3)                           Mr. Eshleman was appointed Executive Vice President on July 16, 2012 and was appointed Chief Operating Officer on September 1, 2014. The amounts shown in the table represent the amounts actually paid in 2012 and a pro-rated bonus payment in 2013 in respect to 2012.

(4)                           Mr. Nichol was appointed Vice President, Business Development on May 15, 2013.

(5)                           Based on the grant date fair value of the applicable awards.  The fair values of Options granted in 2014 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under International Financial Reporting Standards (“IFRS”) with the following assumptions: dividend yield of zero percent, expected volatility of 42.6% in the first year after grant, 45.7% in the second year after grant and 44.5% in the third year after grant, expected percent average risk-free interest rate of 1.18%, and an expected life of five years for each year. The fair values of Options granted in 2013 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 47.1% in the first year after grant, 46.1% in the second year after grant and 46.2% in the third year after grant, expected percent average risk-free interest rate of 1.36%, and an expected life of five years for each year.  The fair values of Options granted in 2012 to all NEOs, other than the options granted to Mr. Eshleman, are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 43.01% in the first year after grant, 54.99% in the second year after grant and 61.11% in the third year after grant, expected percent average risk-free interest rate of 1.01 percent, and an expected life of five years for each year.  The assumptions for valuing Mr. Eshleman’s Options granted in 2012 were as follows: dividend yield of zero percent, expected volatility of 45.38% in the first year after grant, 56.14% in the second year after grant and 60.91% in the third year after grant, percent average risk-free interest rate of 0.958 percent, and an expected life of five years for each year.  This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(6)                           The compensation reported under share-based awards is the value of Awards granted in the years ended December 31, 2013 and 2014.  The value of Restricted Awards and Performance Awards is based on the number of Restricted Awards and Performance Awards granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the Restricted Awards and Performance Awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the year-end balance sheet date using the same methodology.  As a result, the total compensation expense for these Restricted Awards and Performance Awards grants under IFRS for the year ended December 31, 2013 would be approximately $56,862 and $227,448, respectively (or $0.81 per Restricted Award or Performance Award per NEO) higher in aggregate for all NEOs and for the year ended December 31, 2014 would be approximately $536,889 and $1,681,951, respectively (or $5.02 per Restricted Award or Performance Award per NEO) lower in aggregate for all NEOs.

(7)                           Represents cash bonuses that are declared and paid annually in March to executives in the year following the year that they are earned.

(8)                           The amounts reported under “All other compensation” include contributions made on behalf of the Named Executive Officer to Bellatrix’s Employee Savings Plan (except for Mr. Smith in 2012 who did not participate in the Employee Savings Plan in 2012) amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $6,300 per executive officer, executive club membership fees up to a maximum of $7,500, premiums for Best Doctors Medical Care of up to $16,700 per executive officer, payment of $1,500 for a private medical examination and perquisites and benefits received by certain executive officers as indicated in the foregoing notes.

Incentive Plan Awards

Option Plan

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix.  The Option Plan permits the granting of Options to officers, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries. In March 2015, the Board approved an amendment to the Option Plan to remove directors who are not also officers or employees of the Corporation or its subsidiaries as eligible participants under the Option Plan. No Options have been granted to directors who are not also officers or employees of the Corporation since 2010. In addition, an amendment was made to the Option Plan to clarify that on a Surrender Offer the amount to be received per Option surrendered would not exceed the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option.

The maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 10% of the issued and outstanding Common Shares.  Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan.  Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan and any other security based compensation arrangements of Bellatrix:  (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares.  Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or a committee of the Board appointed from time-to-time to administer the Option Plan

(the Board or, if appointed, such committee is referred to as the “Committee”).  In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If a Option is set to expire within, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out period.

The exercise price of any Options granted is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value, which is calculated as the fair market value of a Common Share (at the time of the Surrender Offer) less the exercise price of such Option) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.  The Surrender Offer is intended to allow an Optionee, if permitted by the Corporation, to surrender their Options for a payment in cash equal to the difference between the Market Price and exercise price of such Options instead of exercising such Options for Common Shares.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation.  In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, or as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) make any amendment to the Option Plan to permit the grant of Options to directors who are not officers or employees of Bellatrix or its subsidiaries (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan.  Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval.  In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

Award Plan

On August 7, 2013, the Board adopted the Award Plan which provides for the granting of Awards to employees, officers, consultants or other service providers to the Corporation or any subsidiary of the Corporation (collectively, the “Service Providers”).  The principal purposes of the Award Plan are to: (a) retain and attract qualifying Service Providers; (b) promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of Bellatrix and its subsidiaries and put forth maximum efforts for the success of the business of Bellatrix and its subsidiaries; and (iii) focus management of Bellatrix and its subsidiaries on operating and financial performance and long-term total shareholder value.

Incentive-based compensation such as the Award Plan is an integral component of compensation for executive officers and employees. The attraction and retention of qualified executive officers and employees has been identified as one of the key risks to Bellatrix’s long-term strategic growth plan. The Award Plan is intended to maintain Bellatrix’s competitiveness within the North American oil and gas industry to facilitate the achievement of increased shareholder value.

Under the terms of the Award Plan, any eligible Service Provider may be granted Restricted Awards, Performance Awards or a combination thereof. In determining the Service Providers to whom Awards may be granted (“Grantees”), the number of Restricted Awards and/or Performance Awards and the allocation of the Awards between Restricted Awards and Performance Awards, the Board or a committee of the Board appointed from time-to-time to administer the Award Plan (the Board, or if appointed, such committee is referred to as the “Committee”) may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors: (a) compensation data for comparable benchmark positions among the Corporation’s peer group; (b) the duties, responsibilities, position and seniority of the Grantee; (c) the vesting conditions of the awards to be granted and the other awards outstanding under the Award Plan; (d) the corporate performance measures as established under the Award Plan for the applicable period compared with internally established performance measures approved by the Committee and/or similar performance measures of members of the peer comparison group for such period; (e) the individual contributions and potential contributions of the Grantee to the success of Bellatrix; (f) any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Bellatrix; (g) the fair market value or current market price of the Common Shares at the time of grant of such Awards; and (h) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Award Plan.

Restricted Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Restricted Awards entitle the holder to a sum (an “Award Value”) to be paid such future date or dates (the “Payment Date” or “Payment Dates”) as determined by the Committee as determined on the date of the grant. In the case of Restricted Awards, the Award Value is calculated at the Payment Date(s) (being the date upon which the Corporation is required to pay to the Grantee all or a portion of the Award Value to which the Grantee is entitled pursuant to such Incentive Award in accordance with the terms thereof) by multiplying the number of Restricted Awards by the fair market value of the Common Shares. The Fair Market Value is determined on the applicable Payment Date as the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding such date. For grants of Restricted Awards to all executive officers and employees of the Corporation who received such grants in the year ended December 31, 2014, 1/3 of the Award Value will be paid out on each of May 31, 2015, May 31, 2016 and May 31, 2017.

Performance Awards

Subject to the terms and conditions of the Award Plan (including such additional or different conditions to the determination of vesting and payment as may be prescribed at the time of grant), Performance Awards will entitle the holder to the Award Value to be paid a portion of the Award Value underlying such Performance Awards upon the satisfaction of both time and performance criteria as established at the time of grant.

The Award Value of Performance Awards shall be based on the fair market value of the notional Common Shares underlying a Performance Award as calculated based on the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five trading days immediately preceding the Payment Date. The number of notional Common Shares underlying a Performance Award shall be adjusted by multiplying the number of notional Common Shares underlying the Performance Awards at the time of grant by a payout multiplier applicable to such Performance Award. The payout multiplier shall be based on such corporate performance measures as determined by the Committee and may range between zero and two times. For the grants of Performance Awards in 2014, the Committee determined that the maximum payout multiplier would be 1.5 times. Performance Awards will vest and be subject to payout three years from the dates of grant. The Performance Awards granted in 2014 will vest and be subject to payout on May 31, 2017. See also “Compensation Discussion and Analysis — Award Plan”.

Change of Control

In the event of a Change of Control (as defined in the Award Plan) of Bellatrix, the Payment Date(s) applicable to all outstanding Awards will be accelerated such that the balance of the Award Value attaching to such Awards will be paid immediately prior to the date upon which the Change of Control occurs with the payout multiplier for any Performance Awards to be determined by the Committee.

Method of Payment of Award Value

On the applicable Payment Date, the Corporation shall pay out the Award Value to which the holder of Awards is entitled in cash.  Alternatively at the sole discretion of the Committee, the Award Value may be paid out in Common Shares purchased through the facilities of the TSX or issued from treasury; provided, Common Shares may only be issued from treasury if approved by the TSX (or such other stock exchange on which the Common Shares may be listed) and the Shareholders.

The Award Plan does not contain any provisions for financial assistance by Bellatrix in respect of Awards granted thereunder.

Limitations

The Award Plan provides that the maximum number of notional Common Shares underlying granted and outstanding Awards at any time pursuant to outstanding Awards shall not exceed 5% of the number of issued and outstanding Common Shares. For the purposes of the Award Plan, any increase in the issued and outstanding Common Shares will result in an increase in the aggregate maximum number of notional Common Shares that may be underlying granted and outstanding Restricted Awards and Performance Awards at any time. For purposes of monitoring compliance with the 5% limit, a payout multiplier of 1.0 will be assumed for any Performance Awards.

The expiry date (the “Expiry Date”) of all Awards granted pursuant to the Award Plan is December 15th of the third calendar year following the calendar year in which the Incentive Award was granted.

Blackout Extension

If a Grantee is prohibited from trading in securities of Bellatrix as a result of the imposition by Bellatrix of a trading black-out (a “Black-Out Period”) and the Payment Date of a Restricted Award or Performance Award held by such Grantee falls within a Black-Out Period, then the Payment Date of such Restricted Award or Performance Award shall be extended to a date which is five business days following the end of such Black-Out Period, unless such extension would cause the Payment Date to extend beyond the Expiry Date, in which case the Payment Date shall remain on the Expiry Date. In such case, the fair market value utilized in determining the Award Value in respect of such Payment Date shall be the lesser of the fair market value determined based on: (i) the five trading days immediately prior to the commencement of such Black-Out Period; and (ii) the five trading days immediately prior to the Expiry Date.

Early Termination Events

Unless otherwise determined by the Committee or unless otherwise provided in a Restricted Award or Performance Award agreement pertaining to a particular Restricted Award or Performance Award or any written employment or consulting agreement governing a Grantee’s role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)                                 Death - If a Grantee ceases to be a Service Provider as a result of the Grantee’s death, the Payment Date or Payment Dates pursuant to Awards held by the Grantee at the time of death shall be the date of death, the heirs or successors of the Grantee shall be entitled to receive payment with respect to the Awards held by the Grantee at the time of death and the payout multiplier applicable to any Performance Awards held by the Grantee at the time of death shall be determined by the Committee.

(b)                                 Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date of termination all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(c)                                  Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the date of resignation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)                                 Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date of cessation all outstanding Award agreements under which Restricted Awards or Performance Awards have been made to such Grantee in respect of the Award Value thereof for which the Payment Date shall not have occurred on or before such date shall be immediately terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

Assignment Restricted

Except in the case of death, the right to receive the Award Value pursuant to a Restricted Award or Performance Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Award Plan, no assignment, sale, transfer, pledge or charge of an Incentive Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Incentive Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Incentive Award shall terminate and be of no further force or effect.

Amendment Provisions

Except as restricted by the foregoing, the Committee may amend or discontinue the Award Plan or Awards granted thereunder at any time without shareholder approval provided that any amendment to the Award Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange. In addition, no amendment to the Award Plan may be made without the consent of a Grantee, if it adversely alters or impairs any Awards previously granted to such Grantee under the Award Plan. Any amendments to the Award Plan to allow for the Award Value to be settled by the issuance of Common Shares or to comply with the requirements of the TSX shall not be considered to adversely alter or impair any Awards previously granted under the Award Plan and all Grantees are deemed to have consented to such amendments.

Outstanding Incentive Plan Awards

The following table sets forth for each Named Executive Officer all option-based and share based awards outstanding at the end of the year ended December 31, 2014.

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(3)	Value of unexercised in-the-money options(4) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(5) ($)	Market or payout value of vested share based awards not paid out or distributed(6) ($)
Raymond G. Smith	100,000	9.24	Jun. 12, 2019	nil	29,600	125,208
	500,000	8.00	Dec. 22, 2018	nil	Restricted Awards
	100,000	3.39	Jun. 3, 2017	84,000			nil
	200,000	5.33	Jun. 5, 2016	nil	144,800	612,504
	250,000	3.88	Apr. 5, 2015	87,500	Performance Awards

Edward J. Brown	100,000	9.24	Jun. 12, 2019	nil	21,267	89,959
	200,000	8.00	Dec. 22, 2018	nil	Restricted Awards
	100,000	3.39	Jun. 3, 2017	84,000			nil
	200,000	5.33	Jun. 5, 2016	nil	104,000	439,920
	140,000	3.88	Apr. 5, 2015	49,000	Performance Awards

Brent A. Eshleman	100,000	9.24	Jun. 12, 2019	nil	21,267	89,959
	200,000	8.00	Dec. 22, 2018	nil	Restricted Awards		nil
	290,000	3.12	Jul. 15, 2017	321,900
					104,000	439,920
					Performance Awards

Kelly M. Nichol	100,000	9.24	Jun. 12, 2019	nil	14,083	59,571
	100,000	8.00	Dec. 22, 2018	nil	Restricted Awards		nil
	70,000	6.93	Aug.18, 2018	nil
					51,000
					Performance Awards	215,730

Russell G. Oicle	100,000	9.24	Jun. 12, 2019	nil	16,133	68,243
	100,000	8.00	Dec. 22, 2018	nil	Restricted Awards
	100,000	3.39	Jun. 3, 2017	84,000			nil
	200,000	5.33	Jun. 5, 2016	nil	79,200	335,016
	140,000	3.88	Apr. 5, 2015	49,000	Performance Awards

Notes:

(1)                           All option-based awards in the above table are Options.

(2)                           All share-based awards in the above table are Awards.

(3)                           As set out above, certain Options held by Messrs. Smith, Brown and Oicle expired on April 5, 2015.

(4)                           Calculated based on the difference between the closing price of the Common Shares at December 31, 2014 on the TSX and the exercise price of the Options at such date.

(5)                           For Restricted Awards, calculated based on the closing price of the Common Shares at December 31, 2014 multiplied by the number of notional Common Shares underlying such Awards. For Performance Awards, calculated based on the closing price of the Common Shares at December 31, 2014 multiplied by the number of notional Common Shares underlying such Awards assuming a payout multiplier of 1.0.

(6)                           All Awards are paid out upon vesting and as such there are no outstanding Awards that have vested.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Raymond G. Smith	486,672	62,766	350,000
Edward J. Brown	486,672	45,011	188,461
Brent A. Eshleman	660,335	45,011	188,461
Kelly M. Nichol	41,999	27,741	92,400
Russell G. Oicle	486,672	34,873	106,560

Notes:

(1)                                 Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)                                 Represents Restricted Awards that vested and were paid in the year ended December 31, 2014 and the value is based on the closing price of the Common Shares on the vesting date multiplied by the number of notional Common Shares underlying such Awards. No Performance Awards vested in the year ended December 31, 2014.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

As at December 31, 2014 Bellatrix had employment agreements (the “Employment Agreements”) with Messrs. Smith, Brown, Eshleman, Nichol and Oicle, which provided that the Employment Agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) an amount equal to the cash bonus, if any, paid to the executive in the one year prior to the termination date (pro-rated to reflect the period of time that the executive was employed in the calendar year in which the termination date occurred), (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (or in the case of Messrs. Smith and Brown, equal to two times) the executive’s then current annual salary.  For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix.  There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review.  Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a Change of Control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a payment equal to the amount set out above.

If the Employment Agreements were terminated by Bellatrix other than for just cause (but including following a Change of Control described above), at December 31, 2014, the amounts payable thereunder to Messrs. Smith, Brown, Eshleman, Nichol and Oicle would have been $2,250,000, $1,370,628, $1,011,654, $504,000 and $739,393, respectively, as well as any accrued and unused vacation and reimbursable expenses.  Under the terms of the Award Plan, the Payment Date of any outstanding Awards will be immediately prior to a Change of Control.  The value of the outstanding Awards held by the NEOs under the table “Outstanding Incentive Plan Awards” reflects an estimate of the amount each of the NEOs would have received if a Change of Control had occurred December 31, 2014.

Under the Option Plan, Options do not automatically accelerate in the event of a Change of Control; however, such Options may be accelerated at the discretion of the Board. The acceleration of Options has not been included in the calculation of the termination payments for the NEOs.

Under the terms of the Employment Agreements, the NEOs have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The NEOs have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

Director Compensation

Narrative Description of Director Compensation

In 2014, the compensation for non-management directors consisted of cash retainers and meeting fees and grants of deferred share units (the “DSUs”) under the deferred share unit plan (the “DSU Plan”) of the Corporation and certain other benefits. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board are recommended by the Compensation Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSUs are intended to align the directors’ interests with the interests of the Shareholders.  In determining the compensation to be awarded to our directors, the Compensation Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers.  See “Compensation Disclosure and Analysis” for a list of comparable issuers included in the Corporation’s peer group.

Prior to 2011, non-management directors received grants of Options as part of their total compensation. In 2011, the Compensation Committee began considering alternative means of providing compensation to non-management directors to address concerns from certain corporate governance groups that the use of share options by companies as compensation for non-management directors had the potential of creating a conflict between non-management directors’ personal interests and the duties of such non-management directors to oversee not only a company’s compensation scheme but also its corporate governance and long-term sustainability. As a result, in May 2011 the Compensation Committee recommended and the Board approved the DSU Plan that permits the grant of DSUs to directors who are not also full—time employees of Bellatrix or any of its subsidiaries.  Since 2010 no Options have been granted to directors who are not officers or employees of Bellatrix or its subsidiaries and in March 2015 the Board approved the amendment to the Option Plan to remove non-management directors as eligible participants in the Option Plan.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

In 2013, directors of Bellatrix (excluding Mr. W.C. (Mickey) Dunn and Mr. Raymond G. Smith) were paid compensation based on an annual retainer fee of $40,000 and $1,500 for every committee and Board meeting attended in person or by conference call.  Mr. W.C. (Mickey) Dunn received an annual retainer of $130,000 and was not paid for attending meetings as remuneration for his acting as a director and Chairman of Bellatrix. In 2013, the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $7,500, and the Chair of the Audit Committee received an additional annual fee of $15,000.  Based on the recommendation of the Compensation Committee, the Board approved, effective April 1, 2014, the increase of the annual retainer for each director to $60,000, the increase of the Chairman’s retainer to $150,000 per annum with no meeting fees (except in respect of special committee meetings, as applicable), the increase of the annual fee for each of the Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees to $10,000, and the increase of the fee for the Chair of the Audit Committee annual fee was increased to $18,500.  The fees for attending committee and Board meetings were not increased. In March 2015, the Board determined to maintain director compensation at its current levels for the 2015 fiscal year.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

•                  to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

•                  to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

•                  to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment.  Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs.  A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”.  The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable.  The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation.  Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date.  Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of Deferred Share Units, in which case such number of

Common Shares shall be issued equal to the number of Deferred Share Units in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Other Benefits

Directors are eligible to claim health, medical, dental and wellness expenses for themselves and their spouses up to a maximum of $20,000 per annum per director pursuant to Health Care and Wellness Spending Accounts established for each director. The Health Care and Wellness Spending Accounts established for each director are substantially the same as the Health Care and Wellness Spending Accounts established for executive officers. In addition, effective January 1, 2013, directors (other than Messrs. Todd, Hawkrigg and Johnson) and their dependents became eligible for Best Doctors Medical Care to complement their provincial health coverage, employee health care or critical illness plans with personal medical support.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2014, information concerning the compensation paid to the Corporation’s directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards(3) ($)	Share- based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(5) ($)	Total ($)
Doug N. Baker(1)	133,000	n/a	100,000	nil	n/a	30,715	263,715
Murray L. Cobbe(1)	119,500	n/a	100,000	nil	n/a	23,736	243,236
John H. Cuthbertson	85,000	n/a	100,000	nil	n/a	8,932	193,932
W.C. (Mickey) Dunn(1)	197,250	n/a	100,000	nil	n/a	28,713	325,963
Melvin M. Hawkrigg	70,000	n/a	100,000	nil	n/a	nil	170,000
Robert A. Johnson(2)	70,000	n/a	100,000	nil	n/a	7,692	177,692
Keith E. Macdonald	83,500	n/a	100,000	nil	n/a	8,932	192,432
Murray B. Todd	77,500	n/a	100,000	nil	n/a	3,777	181,277
Keith Turnbull (1)	108,000	n/a	100,000	nil	n/a	17,590	225,590

Notes:

(1)                                 Fees earned for Messrs. Baker, Cobbe, Dunn and Turnbull include fees for participation in special committee meetings.

(2)                                 Mr. Johnson elected to take all ($70,000) of his 2014 fees earned in the form of DSUs as Deferred Remuneration. As a result, Mr. Johnson received 10,705 DSUs in lieu of such fees that are reflected under “Fees earned”, but not under “Share-based awards”.

(3)                                 No option-based awards were made to non-management directors in 2014.

(4)                                 The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2014.  The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the December 31, 2014 balance sheet date using the same methodology.  As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2014 would be approximately $561,060 (or $62,340 per director) lower in aggregate for all directors.

(5)                                 Includes premiums paid on behalf of Messrs. Baker, Dunn and Turnbull as members of the Corporation’s medical and dental benefit plan, amounts of reimbursement to each director under Health and Wellness Spending Accounts and amounts paid for premiums for each director (other than Messrs. Todd, Hawkrigg and Johnson) for Best Doctors Medical Care.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Corporation’s directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date(2)	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have vested but have not been paid out or distributed (4) (#)	Number of shares or units that have not vested(4)	Market or payout value of share- based awards that have not vested ($)(4)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)(5)
Doug N. Baker	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
Murray L. Cobbe	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
John H. Cuthbertson	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
W.C. (Mickey) Dunn	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
Melvin M. Hawkrigg	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
Robert A. Johnson(1)	nil	—	—	—	115,597	nil	nil	487,819
Keith E. Macdonald	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
Murray Todd	20,500	3.88	Apr. 5, 2015	7,175	73,514	nil	nil	310,229
Keith Turnbull	nil	—	—	—	23,323	nil	nil	98,423

Notes:

(1)                                     Mr. Johnson elected to take all ($70,000) of his 2014 fees earned in the form of DSUs as Deferred Remuneration.

(2)                                     As set out above, certain Options held by some of the directors expired on April 5, 2015.

(3)                                     Calculated based on the difference between the closing price of the Common Shares at December 31, 2014 on the TSX and the exercise price of the Options.

(4)                                     All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.

(5)                                     Calculated based on the number of DSUs held at December 31, 2014 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2014.

Directors’ Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2014 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Doug N. Baker	nil	100,000	nil
Murray L. Cobbe	nil	100,000	nil
John H. Cuthbertson	nil	100,000	nil
W.C. (Mickey) Dunn	nil	100,000	nil
Melvin M. Hawkrigg	nil	100,000	nil
Robert A. Johnson(1)	nil	100,000	nil
Keith E. Macdonald	nil	100,000	nil
Murray Todd	nil	100,000	nil
Keith Turnbull	nil	100,000	nil

Notes:

(1)                                 The 10,705 DSUs Mr. Johnson received as Deferred Remuneration in lieu of all ($70,000) of his 2014 fees have not been included in this table.

(2)                                 All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.

(3)                                 Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant rounded to the nearest dollar.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Common Shares under our Option Plan approved by Shareholders	10,913,337	$6.30	8,281,721
Equity compensation plans not approved by Shareholders	nil	nil	Nil
Total	10,913,337	$6.30	8,281,721

Note:

(1)                                 Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2014. Pursuant to the Option Plan, the maximum number of Common Shares that may be subject to Options granted and outstanding hereunder at any time shall not exceed 10% of the total outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.  The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.  The Audit Committee Information required by National Instrument 52-110 — Audit Committees can be found in the Corporation’s Annual Information Form for the year ending December 31, 2014.

1.                                      Board of Directors

(a)                                 Disclose the identity of directors who are independent.

The following eleven (11) directors of the Corporation are independent (for purposes of NI 58 101):

Doug N. Baker

Murray L. Cobbe

John H. Cuthbertson

W.C. (Mickey) Dunn

Melvin M. Hawkrigg

Robert A. Johnson

Daniel Lewis

Keith E. Macdonald

Steven J. Pully

Murray B. Todd

Keith Turnbull

John H. Cuthbertson is a partner of a law firm that provides legal services to the Corporation, the Corporate Governance Committee has determined that Mr. Cuthbertson does not have a material relationship with the Corporation which could, in the view of the Corporate Governance Committee, be reasonably expected to interfere with the exercise of Mr. Cuthbertson’s independent judgement and as such has determined Mr. Cuthbertson is independent. In coming to this conclusion, the Corporate Governance Committee considered a number of factors including that (i) the fees billed in 2014 to the Corporation by the law firm in which Mr. Cuthbertson is a partner represented less than 2% of the total consolidated gross revenues of such law firm; (ii) Mr. Cuthbertson is not responsible for billing the Corporation for services provided by such law firm; (iii) Mr. Cuthbertson does not personally provide any legal services to the Corporation; and (iv) Mr. Cuthbertson does not directly oversee any other lawyers that provide legal services to the Corporation.

(b)                                 Disclose the identity of directors who are not independent, and describe the basis for that determination.

Raymond G. Smith is not independent as he is the President and CEO of the Corporation.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (11 of the 12) are independent.

(d)                                 If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Raymond G. Smith	Madalena Ventures Inc.

Doug N. Baker	RMP Energy Inc. Century Energy Ltd.

Name of Director	Name of Other Reporting Issuers
Murray L. Cobbe	Trican Well Service Ltd. Pason Systems Inc. Secure Energy Services Inc.

John H. Cuthbertson	None

W.C. (Mickey) Dunn	None

Melvin M. Hawkrigg	None

Robert A. Johnson	None

Daniel Lewis	InnVest REIT

Keith E. Macdonald	Mountainview Energy Ltd. Madalena Ventures Inc. Surge Energy Inc.

Murray B. Todd	None

Steven J. Pully	None

Keith Turnbull	Crown Point Energy Inc.

(e)                                  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting.  This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year.  In addition, other meetings of the independent directors may be held from time to time if required.  Since the beginning of the Corporation’s most recently completed financial year, 2 meetings of the independent directors were held.

(f)                                   Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board.  The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings.  The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit.  The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present.  The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)                                  Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to April 10, 2015.

	Board	Audit	Reserves, Safety and Environment	Compensation	Corporate Governance	Total	Attendance Rating %
Raymond G. Smith	17/18	—	—	—	—	17/18	94%
Doug N. Baker	16/18	6/6 (Chair)	—	—	7/8	29/32	91%
Murray L. Cobbe	16/18	—	5/5	7/7	—	28/30	93%
John H. Cuthbertson	18/18	—	—	—	8/8 (Chair)	26/26	100%
W.C. (Mickey) Dunn	18/18	—	—	7/7	8/8	33/33	100%
Melvin M. Hawkrigg	17/18	6/6	—	—	—	23/24	96%
Robert A. Johnson	17/18	—	4/5	—	—	21/23	91%
Daniel Lewis(1)	2/2					2/2	100%
Keith E. Macdonald	17/18	6/6	—	7/7 (Chair)	—	30/31	97%
Steven J. Pully(2)	2/2			3/3	1/1	6/6	100%
Murray B. Todd	17/18	—	5/5 (Chair)	—	—	22/23	96%
Keith Turnbull(3)	18/18	5/5	—	—	—	23/23	100%

Notes:

(1)                                 Mr. Lewis was appointed to the Board on January 1, 2015.

(2)                                 Mr. Pully was appointed to the Board, Compensation Committee and Corporate Governance Committee on January 1, 2015.

(3)                                 Mr. Turnbull was appointed to the Audit Committee on March 12, 2014.

(4)                                 Attendance at meetings of all standing committees of the Board has been included in the above table. Attendance at meetings of ad hoc or special committees formed for a limited purpose and a limited period of time has not been included in the above table.

2.                                      Board Mandate — Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix “A”.

3.                                      Position Descriptions

(a)                                 Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b)                                 Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.                                      Orientation and Continuing Education

(a)                                 Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis.  As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties.  The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)                                 Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation.  The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results.  Such updates are conducted by senior levels of management with responsibility in the various areas under discussion.  In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including International Financial Reporting Standards, by the auditors the Corporation.  The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.                                      Ethical Business Conduct

(a)                                 Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “Code”).

(i)                                     disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, General Counsel and Corporate Secretary of the Corporation at (403) 266-8670 and is also available on the Corporation’s website at http://bellatrixexploration.com/about-us/corporate-governance and on SEDAR at www.sedar.com.

(ii)                                  describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code on commencement of service and are required to confirm in writing that they have read and understand the Code and acknowledge his or her agreement to abide by the Code.  Annual reminders that compliance with the Code is required are provided.

(iii)                               provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)                                 Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c)                                  Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.  Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.                                     Nomination of Directors

(a)                                 Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending to the Board suitable candidates for nominees for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors.  In making such recommendations, the Corporate Governance Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The mandate of the Corporate Governance Committee provides, at least annually, assessment of the effectiveness of the Board as whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2014. Each director of the Corporation completed an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provided feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance used these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area.  The Corporate Governance Committee also assessed the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considered the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments. Following the evaluation, Messrs. Lewis and Pully were appointed to the Board as the Corporate Governance Committee determined that their skills complemented the skills of the other directors.

(b)                                 Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee is responsible for nominating directors.  All of the members thereof are independent for this purpose.

(c)                                  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.                                      Compensation

(a)                                 Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation — Compensation Disclosure and Analysis” and “Statement of Executive Compensation — Director Compensation”.

(b)                                 Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the Compensation Committee are independent for such purpose.

(c)                                  If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation — Compensation Governance — Compensation Committee Mandate”.

8.                                      Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and Compensation Committees, the Corporation has established a Reserves, Safety and Environmental Committee and the Corporate Governance Committee.

The Corporate Governance Committee acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a).  In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(A)                               annually reviewing the mandates of the Board and its committees, including the Corporate Governance Committee Mandate, and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(B)                               considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(C)                               developing, preparing and recommending to the Board annually corporate governance guidelines and a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

(D)                               making annual recommendations to the Board as to which directors should be classified as “independent directors”, “related” directors or “unrelated” directors pursuant to any such report or circular;

(E)                                reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(F)                                 assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(G)                               as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board

(H)                              to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(I)                                   developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(J)                                   making recommendations to the Board regarding appointments of corporate officers and senior management;

(K)                              reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(L)                                establishing, reviewing and updating periodically the Code and ensure that management has established a system to monitor compliance with the Code;

(M)                            overseeing evaluations of management of the Corporation; and

(N)                               reviewing management’s monitoring of the Corporation’s compliance with the Code.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and matters relating to safety and environmental matters, including:

(A)                               reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)                               reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)                               meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)                               reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

(E)                                providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)                                 reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)                               generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)                              review the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)                                   review the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)                                   review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety. Review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(K)                              review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation;

(L)                                review the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management; and

(M)                            reviewing periodically, as determined necessary, the Reserves, Safety and Environmental Committee’s Mandate and recommend to the Board and the Corporate Governance Committee amendments as the Reserves, Safety and Environmental Committee believes are necessary or desirable.

9.                                      Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors.  The mandate of the Corporate Governance Committee provides that, at least annually, the assessment of the effectiveness of the Board and the contribution of individual directors (including the competencies and skill that each individual director is expected to bring to the Board), including considering the appropriate size of the Board. The most recent evaluation occurred in 2014. Each director of the Corporation completes an evaluation of their own skills and contributions to the Corporation as well as the skills and contributions of the other members of the Board. The directors also provide feedback on their views of the effectiveness of the Board and each of the Committees. The Corporate Governance Committee uses these evaluations to review the skills and experience of the directors of Bellatrix to assess whether the Board’s skills and experience needed to be strengthened in any area.  The Corporate Governance Committee also assesses on a periodic basis the knowledge and character of all directors and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years in conducting its assessments. As discussed above, following the evaluation conducted in 2014, Messrs. Lewis and Pully were appointed to the Board.

10.                               Director Term Limits and Other Mechanisms of Board Renewal - Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

In addition to considering the skills and experience of the Board, the Corporate Governance Committee also assesses the knowledge and character of all nominees to the Board and other factors such as independence of the directors to ensure that the Board is operating effectively and independently of management. The Corporate Governance Committee considers both the term of service and age of individual directors, the average term of the Board as a whole and turnover of directors over the prior years when proposing nominees for election of the directors of the Corporation. The Corporate Governance Committee considers the benefits of regular renewal in the context of the needs of the Board at the time and the benefits of the institutional knowledge of the Board members.

The Board does not believe that fixed term limits or mandatory retirement ages are in the best interest of Bellatrix. Therefore the Board has not specifically adopted term limits. However, the Corporate Governance Committee has addressed Board renewal by conducting assessments of the members of the Board and the Board as a whole. As indicated above the Corporate Governance Committee reviews the skills and experience of the current directors of Bellatrix to assess whether the Board’s skills and experience need to be strengthened in any area.

11.                               Policies Regarding the Representation of Women on the Board

(a)                                 Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Board has not adopted any policies that address the identification and nomination of women directors of the Corporation.  The Board believes that Board nominations and executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board and management at the time. Bellatrix is committed to a meritocracy and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide leadership needed to achieve our business objectives, without reference to their age or gender is in the best interests of Bellatrix and all of its stakeholders.

The Board does, however, recognize the benefits of diversity within the Board and as a result, the Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for the Board.

The Corporate Governance Committee also intends to review the number of women considered or brought forward as potential nominees for Board positions and the skills, knowledge, experience and character of any such women candidates relative to other candidates to ensure that women candidates are being fairly considered relative to other candidates. The Corporate Governance Committee also intends to review the number of women actually appointed and serving on the Board to evaluate whether it is desirable to adopt requirements or policies in the future with respect to the diversity of the Board.

(b)                                 If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Not Applicable.

12.                               Consideration of the Representation of Women in the Director Identification and Selection Process - Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

As a result of the Corporation’s commitment to meritocracy the level of representation of women on the Board is not considered in identifying and nominating candidates for election or re-election to the Board; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for the Board.

13.                               Consideration Given to the Representation of Women in Executive Officer Appointments - Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

As a result of the Corporation’s commitment to meritocracy the level of representation of women in executive officer positions is not considered when making executive officer appointments; however, the Board encourages the consideration of women who have the necessary, skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

14.                               Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)                                 Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women on the Board. The Board believes that imposing quotas or targets regarding the representation of women on the Board would compromise the principles of meritocracy.

(b)                                 Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not imposed quotas or targets regarding the representation of women in executive officer positions. The Board believes that imposing quotas or targets regarding the representation of women in executive officer positions would compromise the principles of meritocracy.

(c)                                  If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

Not applicable.

15.                               Number of Women on the Board and in Executive Officer Positions

(a)                                 Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

There are presently no women serving on the Board.

There is presently one woman serving in an executive officer position at the Corporation which represents approximately 8% of the number of executive officer positions at the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2014, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than for the election of directors and approval of unallocated options to the extent executive officers participate in the Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2014 and related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Vice President, Investor Relations at Suite 1920, 800 — 5th Avenue S.W., Calgary, Alberta, T2P 3T6, Attention: Steve Toth (phone (403) 266-8670) or investor.relations@bellatrixexp.com.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF

BELLATRIX EXPLORATION LTD.

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix.  In general terms, the Board will:

•                  in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

•                  supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

•                  discharge the duties imposed on the Board by applicable laws; and

•                  for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•                  Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•                  In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•                  Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•                  Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•                  Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•                  Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

•                  Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

•                  Establish or cause to be established an adequate system of internal control.

•                  Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

•                  Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

•                  Approve annual operating and capital budgets.

•                  Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

•                  Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•                  Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•                  Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•                  To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

•                  Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•                  Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that (i) a majority of directors qualify as independent for purposes of (A) National Instrument 58-101 Disclosure of Corporate Governance Practices and (B) the rules of the Toronto Stock Exchange and New York Stock Exchange, (ii) the appropriate number of independent directors are on each committee of the Board as required under applicable securities laws, rules and requirements and under applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and the New York Stock Exchange), and (iii) the members of the Board and each committee of the Board meet such other qualification requirements as may be set forth in applicable securities laws, rules and requirements and applicable stock exchange rules and requirements (including for greater certainty, without limitation, the rules of the Toronto Stock Exchange and New York Stock Exchange).

•                  Based on the recommendations of the Corporate Governance Committee, the Board shall annually make a determination as to the independence of each member of the Board.

•                  Based on the recommendations of the Corporate Governance Committee of the Board approve the nomination of directors.

•                  Provide a comprehensive orientation to each new director.

•                  Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•                  Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•                  Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•                  Review and reassess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

•                  Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

A-2

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

The Board shall at a minimum meet quarterly.  Independent directors shall meet regularly and as often as necessary to fulfill their responsibilities, and in no case less frequently than quarterly, without non independent directors and management participation. An independent director must preside over each meeting of the independent directors, although the same director is not required to preside at all such meetings.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•                  The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•                  Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

A-3

APPENDIX “B”

MAJORITY VOTING POLICY

BOARD OF DIRECTORS

Nominees for election to the Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (“Bellatrix”) will be asked annually to subscribe in writing to this Policy before their names are put forward by the Board.

Forms of proxy for the vote at shareholders’ meetings where directors are to be elected will enable shareholders to vote “for”, or to “withhold” from voting, separately for each nominee.  At the shareholders’ meeting, the chairman of the meeting will call for a vote by ballot on the election of directors.  The scrutineers will record with respect to each nominee the number of votes cast “for” or “withheld” from a nominee, such numbers to be adjusted if required in accordance with the share provisions, by-laws, policies and procedures of Bellatrix.

This policy applies only to uncontested elections.  An “uncontested election” means any election of directors where the election does not involve the circulation of proxy material required by applicable securities legislation in support of one or more nominees who are not part of the slate supported by the Board.

In an uncontested election, any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation for consideration by the Board to the Chairman of the Corporate Governance Committee promptly following certification of the shareholder vote.  If the Chairman of the Corporate Governance Committee received a majority withhold vote, then he or she shall tender his or her resignation to the Chairman of Bellatrix.

The Corporate Governance Committee will promptly consider the tendered resignation and recommend to the Board whether to accept or reject it.  In determining whether to recommend acceptance or rejection of the tendered resignation, the Corporate Governance Committee will consider all factors it deems relevant including, without limitation:

(a)                                 the reasons, if known, why shareholders “withheld” or were requested to “withhold” votes from the director. In particular, the Corporate Governance Committee will consider if shareholders “withheld” or were requested to “withhold” votes from the director for reasons other than the qualifications or individual actions of the director;

(b)                                 the director’s length of service and qualifications;

(c)                                  the director’s share ownership;

(d)                                 the director’s contributions to Bellatrix;

(e)                                  the current mix of skills and attributes of the directors on the Board;

(f)                                   the impact with respect to covenants in agreements or plans; and

(g)                                  legal requirements, policies or guidelines (regulatory, securities or corporate laws, or stock exchange rules) for director numbers and qualifications.

The Board will consider the Corporate Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred.  In deciding whether to accept or reject the tendered resignation, the Board will consider the factors considered by the Corporate Governance Committee and any additional information and factors the Board believes to be relevant.

Promptly following the Board’s decision, Bellatrix will disclose that decision, including an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation, in a press release.  If the Board decides to accept the director’s resignation, the Corporate Governance Committee will recommend to the Board whether to fill the resulting vacancy or to continue with the reduced size of the Board.

Any director who tenders his or her resignation pursuant to this Policy will not participate in the Corporate Governance Committee recommendation or the Board consideration whether to accept or reject the tendered resignation.  If a majority of the members of the Corporate Governance Committee received a majority withhold vote at the same election, then the directors who did not receive a majority withhold vote will appoint a Board committee among themselves solely for the purpose of considering the tendered resignations and such special committee will recommend to the Board whether to accept or reject them within the 90 day period.  If there are not at least three directors who did not receive a majority withheld vote, then all directors shall participate in any decision to accept the resignations.  Except as set forth in this paragraph, a director who tenders his or her resignation pursuant to this Policy will continue to participate in all meetings of the Board and any applicable committees of the Board on which such director serves until such time, if applicable, as the Board decides to accept the director’s tendered resignation.

In the event that any director who received a majority withhold vote does not tender his or her resignation in accordance with this Policy, he or she shall not be re-nominated by the Board and shall not be entitled to any benefits (financial or otherwise) of a director or past director of Bellatrix.

The Board and the Corporate Governance Committee may adopt such procedures as it sees fit to assist in its determinations under this Policy.

This Policy will be summarized or included in each management proxy circular relating to an election of directors of Bellatrix.

B-2

APPENDIX “C”

PREFERRED SHARE PROVISIONS

The authorized capital of Bellatrix Exploration Ltd. (the “Corporation”) shall include a class of preferred shares (the “Preferred Shares”), in a number equal to not more than 95,978,621 Preferred Shares, which Preferred Shares shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the “ABCA”), the Board of Directors of the Corporation (the “Board”) may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof and subject to the limitations set out above and herein, be determined by the Board.

Subject to the filing of Articles of Amendment in accordance with the ABCA and the provisions set out herein, the Board may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares.

Ranking and Priority

Each series of Preferred Shares will be entitled to priority over the common shares of the Corporation (the “Common Shares”) and any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be determined by the Board.

Parity Among Series

Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Dividends

The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board on such series of Preferred Shares.

Conversion

The Preferred Shares may be convertible into Common Shares or another series of Preferred Shares provided that the maximum number of Common Shares that may be issuable upon conversion of all series of Preferred Shares shall be limited to 38,391,448 Common Shares.

Redemption

Each series of Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the Board.

Voting

Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.

C-2

APPENDIX “D”

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)            Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)                                 amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)                                 amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)                       amend its articles under Section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in Section 15.2(1);

(c)                                  amalgamate with another corporation, otherwise than under section 184 or 187,

(d)                                 be continued under the laws of another jurisdiction under section 189, or

(e)                                  sell, lease or exchange all or substantially all its property under section 190.

(2)                                 A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)                                 In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)                                 A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)                                 A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)                                 at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)                                 if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)                                 An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)                                 by the corporation, or

(b)                                 by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)                                 If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)                                 Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)                                 at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)                                 within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)                                 Every offer made under subsection (7) shall

(a)                                 be made on the same terms, and

(b)                                 contain or be accompanied with a statement showing how the fair value was determined.

(10)                          A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)                          A dissenting shareholder

(a)                                 is not required to give security for costs in respect of an application under subsection (6), and

(b)                                 except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)                          In connection with an application under subsection (6), the Court may give directions for

(a)                                 joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)                                 the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)                                  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)                                 the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)                                  the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)                                   the service of documents, and

(g)                                  the burden of proof on the parties.

(13)                          On an application under subsection (6), the Court shall make an order

(a)                                 fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)                                 giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)                                  fixing the time within which the corporation must pay that amount to a shareholder, and

(d)                                 fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)                          On:

(a)                                 the action approved by the resolution from which the shareholder dissents becoming effective,

(b)                                 the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)                                  the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)                          Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)                          Until one of the events mentioned in subsection (14) occurs,

(a)                                 the shareholder may withdraw the shareholder’s dissent, or

(b)                                 the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)                          The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)                          If subsection (20) applies, the corporation shall, within 10 days after

(a)                                 the pronouncement of an order under subsection (13), or

(b)                                 the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)                          Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)                          A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)                                 the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)                                 the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.